Exhibit 99.1

Annual Information Form

For the Period Ended

December 31, 2006

March 26, 2007

TABLE OF CONTENTS

1.	CORPORATE STRUCTURE	1
	1.1 Name, Address and Incorporation	1
	1.2 Subsidiaries	1

2.	HISTORY AND DEVELOPMENT OF THE COMPANY	1
	2.1 Business Overview	1
	2.2 Recent History	3
	2.3 Business Strategy	8

3.	OUR BUSINESS AND PRODUCTS	10
	3.1 Industry Overview and Competitive Environment	10
	3.2 Our Products and Technology	11
	3.2.1 Our once-daily tramadol	11
	3.2.2 Product Pipeline	18
	3.2.3 Drug Delivery Technologies	19
	3.2.4 Intellectual Property	21
	3.2.5 Manufacturing	24
	3.2.6 Drug Development Process	24
	3.2.7 Government Regulation	25
	3.2.8 Pharmaceutical Pricing and Reimbursement	31
	3.2.9 Employees	32
	3.2.10 Facilities	32

4.	RISK FACTORS	32
	4.1 Risks Related to our Business	32
	4.2 Risks Relating to Our Industry	46
	4.3 Risks Related to Ownership of Our Common Shares	48

5.	DESCRIPTION OF CAPITAL STRUCTURE	50
	5.1 Common Shares	50
	5.2 Preferred Shares	50
	5.3 Dividends	51

6.	MARKET FOR SECURITIES	51
	6.1 Trading Prices and Volumes	51

7.	DIRECTORS AND OFFICERS	51
	7.1 Directors	51
	7.2 Officers	53

8.	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	54

9.	LEGAL PROCEEDINGS	54

10.	INTERESTS OF EXPERTS	54

11.	TRANSFER AGENTS AND REGISTRARS	55

12.	AUDIT COMMITTEE DISCLOSURE	55

13.	ADDITIONAL INFORMATION	55

14.	FORWARD-LOOKING STATEMENTS	55

SCHEDULE A – CHARTER OF THE AUDIT COMMITTEE		57

BASIS OF PRESENTATION

Unless otherwise indicated or unless the context requires otherwise, all references in this Annual Information Form, or AIF, to “Labopharm”, “the Company”, “we”, “us”, “our” or similar terms refer to Labopharm inc. together with its subsidiaries.

Unless otherwise indicated, all dollar amounts in this AIF are expressed in Canadian dollars and all references to “$” are to the lawful currency of Canada. All information provided in this AIF is provided as of February 19, 2007, except where otherwise stated.

The names Labopharm® and Contramid® appearing in the AIF are our registered trademarks. The name Polymeric Nano-Delivery SystemTM is our trademark. Other trademarks and service marks appearing in this AIF are the property of their respective holders.

1.	CORPORATE STRUCTURE

1.1	Name, Address and Incorporation

We were incorporated under the Part IA of the Companies Act (Québec) on October 26, 1990 under the name Centre de recherche appliquée pharmaceutique CRAP inc. On September 13, 1994, we changed our name to Labopharm inc. and amalgamated with 9033-3394 Québec inc. pursuant to a certificate of amalgamation dated June 11, 1996 issued under Part IA of the Companies Act (Québec). On July 11, 1997, our articles were amended to change the location of the judicial district of our head office from Terrebonne, Québec to Laval, Québec.

Our head office, registered office and laboratory facilities are located at 480 Armand-Frappier Blvd., Laval, Québec, Canada, H7V 4B4. Our telephone number is (450) 686-1017 (or toll free at 1-888-686-1017). Our website is www.labopharm.com. The information contained on our website is not part of this AIF.

Our website address is included in this AIF as an inactive textual reference.

1.2	Subsidiaries

Labopharm inc. has four wholly-owned subsidiaries:

•	Labopharm USA, Inc., a Delaware corporation;

•	Labopharm Europe Limited, an Ireland corporation;

•	Labopharm (Barbados) Limited, a Barbados corporation; and

•	Labopharm Cyprus Limited, a Cyprus corporation.

2.	HISTORY AND DEVELOPMENT OF THE COMPANY

2.1	Business Overview

We are an international, specialty pharmaceutical company focused on improving existing drugs by incorporating our proprietary, advanced controlled-release technologies. Our lead product, a once-daily formulation of the pain-killer tramadol designed to address the worldwide market for moderate to severe pain, has been approved in Europe and has received an approvable letter from the United States Food and Drug Administration, or FDA, indicating that it is approvable, subject to the resolution of certain issues.

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Following discussions with the FDA, our response to matters raised by them in the approvable letter for our once-daily tramadol product was accepted for review as complete. The action date assigned by them under the Prescription Drug User Fee Act, or PDUFA, is June 19, 2007. We currently have a number of additional product candidates in the clinical stage of development, as well as several product candidates in earlier stages of research and development.

We are developing our once-daily tramadol product to treat patients with moderate to severe pain who want the convenience of once-a-day dosing. Our once-daily tramadol product has completed six Phase III clinical trials in the United States and Europe, including two long-term safety studies, as well as more than 15 pharmacokinetic studies. In total, more than 2,600 subjects have received our once-daily tramadol product in various dosage forms. We believe that our once-daily tramadol product has generally exhibited a favourable safety and efficacy profile. Specifically, our once-daily tramadol product consists of a dual matrix delivery system designed to provide both rapid and sustained drug release to maintain blood levels within the therapeutic range providing a full 24 hours of pain relief. We believe that maintaining drug concentrations within the therapeutic range has the advantage of potentially fewer and less severe side effects while maintaining efficacy.

Through our marketing partners, we launched our once-daily tramadol product in Germany in November 2005, in Slovakia in June 2006, in the Czech Republic in July 2006, in Italy in December 2006, in Spain, the United Kingdom and in France in January 2007 and in Belgium in February 2007. In September 2005, we received regulatory approval for 22 European countries, under the Mutual Recognition Procedure, or MRP, and have now obtained marketing authorizations, or MAs, for our once-daily tramadol product in 20 countries. We continue to seek marketing authorizations in the remaining two countries. We plan to launch the product in those countries for which we obtained MAs, but in certain countries, such as Poland, we cannot launch the product until we receive pricing and reimbursement approval. We intend to market our once-daily tramadol product primarily through a series of marketing and distribution arrangements in the United States, Europe and the rest of the world. To date, we have entered into agreements for the distribution of our once-daily tramadol product in the United States, in 22 European countries, Mexico and in 20 other Latin American and Caribbean countries. Our marketing and distribution collaborators include Purdue Pharma Products L.P., or Purdue, HEXAL AG, or HEXAL, Laboratoire sanofi aventis, or sanofi-aventis, Grünenthal GmbH, or Grünenthal, Recordati Ireland Ltd., or Recordati, Angelini Francesco S.P.A., or Gruppo Angelini, CSC Pharmaceuticals SA, or CSC Pharma, Laboratorios del Dr. Esteve S.A., or Esteve S.A. and Glaxo Group Limited, or GSK. Although the structures of these agreements are different, they are all designed to provide us with a similar economic return on market sales.

Under our licensing and distribution arrangement with Purdue, we received a licensing fee of US$20 million. Purdue has also agreed to pay us additional non-refundable, non-creditable development milestone payments of up to a maximum of US$40 million depending upon the time of regulatory approval in the US of our once-daily tramadol product, and sales success milestone payments of up to a maximum of an additional US$110 million, as well as royalties ranging from 20% to 25% on net product sales by Purdue. We have retained co-promotion rights in the United States to market our once-daily tramadol product to medical specialties that focus on the nervous system and pain. Purdue has agreed to assist us in building and training our sales force, as well as to compensate us for our co-promotion efforts on a fee-for-service basis that we believe will offset the majority of our sales force costs.

Our once-daily formulation of tramadol, as well as our product candidates in clinical development, are based on our proprietary technology, Contramid. Contramid is a versatile, safe, patented and cost-effective technology that we use to provide the benefits of controlled-release drug delivery to existing drugs that have proven safety and efficacy. With tramadol, we successfully demonstrated our technology’s ability to contain a small, highly water soluble molecule and control its release over a 24-hour period with the desired pharmacokinetic profile. We are also developing novel Polymeric Nano-Delivery Systems, or PNDS, for

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delivery of water-insoluble and poorly bio-available drugs, and have developed product candidates based on this technology, both in intravenous and oral formulations.

We are developing additional product candidates using our drug delivery technologies and formulation expertise. Product candidates in clinical development are based on the Contramid platform and include both partnered and in-house programmes. They are;

Phase III studies

•	Once-daily formulations of Trazodone for major depression designed to improve compliance and performance.

Phase I Studies

•

Tramadol combination products which use Contramid’s ability to independently meter the dispersion of two active ingredients simultaneously for clinically beneficial interaction between the drugs, as well as additional dosage strengths of our once-daily tramadol formulation;

•	Abuse resistant formulations of an opioid drug to provide greater patient safety;

•	Controlled release anti-inflammatory products; and

•	DDS-2001, an undisclosed formulation under development with MedPointe Inc., or MedPointe.

In addition we have a large number of programmes undergoing pre-clinical development and feasibility studies utilizing both the Contramid and PNDS platforms. We also have Phase I clinical data relating to a once-daily formulation of betahistine for Menieres disease and vertigo amongst other indications.

We have been a publicly traded company since June 1996 and our common shares are listed and posted for trading on the Toronto Stock Exchange, or TSX, under the ticker symbol “DDS” and, since the completion of our MJDS offering in May 2006, on the Nasdaq Global Market, or NASDAQ, under the symbol “DDSS”.

2.2	Recent History

In January 2004, we reported results from our two completed Phase III clinical trials in the United States (MDT3-002 and MDT3-003) for our once-daily tramadol product. MDT3-003 achieved statistical significance for the three co-primary endpoints, demonstrating an improvement as measured by the change in the WOMAC Osteoarthritis Index pain subscale, the WOMAC Osteoarthritis physical function subscale and the patient’s global assessment of drug effectiveness. The WOMAC Osteoarthritis Index is a validated tri-dimensional measure used to assess changes in patients with osteoarthritis using pain, stiffness and physical function subscales. We included a 100 mg dose to determine the lowest effective dose and this dose was intended to be used as a titration dose only. The MDT3-002 trial did not achieve statistical significance for more than one of the co-primary endpoints, due, we believe, to an unexpectedly high response to placebo. In both trials, however, our once-daily tramadol product provided pain relief for a full 24-hour period and exhibited an adverse events profile superior to that reported in the literature for the immediate-release formulation of tramadol currently available in the United States requiring typically four to six doses per day. The two studies enrolled over 1,000 patients.

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In February 2004, we signed a feasibility and formulation agreement with Gruppo Angelini under which the two companies cooperated to formulate a once-daily version of the antidepressant trazodone hydrochloride (trazodone).

In March 2004, through our Labopharm Europe subsidiary, we signed a letter of intent to enter into a licensing and distribution agreement for Germany with HEXAL, for our once-daily tramadol product.

In May 2004, we successfully completed a public equity offering of 6,122,449 common shares at a price of $4.90 per share for total gross proceeds of $30.00 million. The common shares were sold to a syndicate of underwriters co-led by Desjardins Securities Inc. and RBC Dominion Securities Inc. and that included National Bank Financial Inc., Canaccord Capital Corporation and GMP Securities Ltd.

In June 2004, we entered into an agreement with Debiopharm S.A., or Debiopharm, pursuant to which Debiopharm engaged us to conduct research on the potential oral delivery of a current intravenous cancer drug using our proprietary PNDS technology.

In September 2004, we signed a definitive licensing and distribution agreement with HEXAL, pursuant to which we granted HEXAL the exclusive right to market and sell our once-daily tramadol product in Germany, the largest pharmaceutical market in Europe. We received payments for achieving certain milestones through to regulatory approval and launch of the product.

In September 2004, we reprioritized our product development programs to focus our resources on our nearest-term opportunities in order to create value and ensure that we dedicate the resources necessary to fully capitalize on the significant commercial worldwide opportunities for our once-daily tramadol product. Accordingly, we made the decision to slow our development programs for a controlled-release formulation of gabapentin and a once-daily formulation of oxybutynin. Having determined that better commercial opportunities reside with other products in our pipeline, we terminated our programs for the development of a controlled-release formulation of trimebutine maleate (MODULON®), partnered with Axcan Pharma, as well as the program for implantable Contramid® mini-tablets. Our other development programs were not affected by the reprioritization.

In October 2004, we initiated a third Phase III clinical trial in the United States for our once-daily tramadol product (MDT3-0005). Our decision was based on extensive discussions with both the FDA and our regulatory advisors. Enrolment in the trial began in October 2004. We requested a Special Protocol Assessment, or SPA, for this trial. An SPA is a binding agreement between the FDA and the sponsor of a clinical trial stating that the study design meets the scientific and regulatory requirements of the FDA to support a New Drug Application, or NDA, submission.

In December 2004, we reached agreement with the FDA for an SPA for MDT3-005.

In January 2005, we received notification of regulatory approval for our once-daily formulation of tramadol from the French regulatory authority, the Agence Française de Sécurité Sanitaire des Produits de Santé (AFSSAPS). Our product was approved with a once-daily designation for use in a dose range from 100 to 400 mg per day in the treatment of moderate to severe pain. Approval in France allowed us to initiate the MRP in pursuit of regulatory approval for the remainder of the European Union.

In January 2005, Debiopharm informed us that the results from the Phase I animal studies in our research program on the potential oral delivery of a current intravenous cancer drug did not meet all the desired endpoints and that they were terminating the program.

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In February 2005, we amended our licensing and distribution agreement for once-daily tramadol with CSC Pharma to include Russia.

In February 2005, we initiated the regulatory approval process for our once-daily tramadol product in Mexico with the submission of a marketing application (Request for Health Registration of Medicinal Products) to the Mexican regulatory authority (General Directorate for the Control of Medicinal Products and Technologies Related to Health).

In June, 2005, we formed our wholly-owned US subsidiary, Labopharm USA.

In June 2005, through our US subsidiary, Labopharm USA, we entered into a US$10 million debt financing agreement with US-based Hercules Technology Growth Capital, Inc. and agreed to grant to it warrants to purchase 543,104 of our common shares at an exercise price of $2.71 per share.

In August 2005, we entered into a licensing and distribution agreement for our once-daily tramadol product with Purdue. Under the agreement with Purdue, which was finalized in November 2005, our European subsidiary, Labopharm Europe, granted Purdue the exclusive right to market, sell and distribute our once-daily formulation of tramadol in the United States, its territories and possessions, and we retained an option in co-promotion rights for certain medical specialties. Under the terms of the agreement, we received an upfront licensing fee of US$20 million upon closing and are eligible to receive additional licensing payments upon achievement of various milestones, including upon the regulatory approval of our once-daily tramadol product in the US: US$40 million if obtained by March 31, 2007, US$20 million if obtained by September 30, 2007, and US$10 million if obtained by September 30, 2008. We are also eligible to receive up to US$110 million upon Purdue meeting specified sales targets, which is unaffected by the timing of regulatory approvals, as well as royalties at rates ranging from 20 to 25% of net product sales. In addition, the costs of hiring, training and compensating our specialty sales force will be borne by Purdue, should we exercise our option to co-promote.

On September 6, 2005, we received regulatory approval for our once-daily tramadol product for 22 countries under the MRP in Europe. The countries covered by the MRP approval include France, Germany, the United Kingdom, Italy, Spain, Portugal, Austria, Belgium, Cyprus, Czech Republic, Denmark, Estonia, Iceland, Latvia, Lithuania, Luxembourg, Malta, Netherlands, Poland, Slovak Republic, Slovenia and Sweden.

In September 2005, through our European subsidiary, Labopharm Europe, we entered into a licensing and distribution agreement for our once-daily tramadol product for 20 Latin American and Caribbean countries with GSK, including Argentina, Barbados, Belize, Brazil, Chile, Colombia, Costa Rica, Dominican Republic, Ecuador, El Salvador, Guatemala, Guyana/Surinam, Haiti, Honduras, Jamaica, Nicaragua, Panama, Peru, Trinidad/Tobago and Venezuela. Under the terms of the agreement, we will supply GSK with bulk tablets and GSK will register, package and distribute the product throughout the licensed territory. We will receive a transfer price on tablet supply based on a percentage of the anticipated selling price, resulting in an effective royalty rate commensurate with that of our US agreement with Purdue. GSK will use the regulatory dossier from which approval was gained in Europe in September 2005 as a basis for the registration of the product in each country.

In October 2005, we received Mexican approval of our once-daily tramadol product.

Also in October 2005, Lynda Covello joined us as General Counsel and Corporate Secretary.

In November 2005, together with Purdue, our U.S. marketing and distribution partner for our once-daily tramadol product, we agreed to grant a license to Ortho-McNeil Inc., or OMI, a wholly-owned subsidiary of

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Johnson and Johnson, under certain Purdue patents covering extended release tramadol formulations. In return, we secured the right to a waiver, allowing the FDA to grant approval of our once-daily tramadol product based on its merits, notwithstanding the three-year Hatch-Waxman exclusivity period granted to OMI’s extended release formulation of tramadol, previously licensed from Biovail Corporation, or Biovail. Under the terms of the arrangement, we will also receive a right of reference to OMI’s previously filed tramadol data.

Later in November 2005, through our Labopharm Europe subsidiary, we signed a licensing and distribution agreement for our once-daily tramadol product for the United Kingdom with Recordati a fully integrated European pharmaceutical company. Under the terms of the agreement, Recordati will have the exclusive right to market and sell our once-daily tramadol product in the United Kingdom, and we will provide Recordati with finished packaged product. In return, we received an up-front payment and will receive additional payments upon achieving certain milestones. We will also receive revenue from product sales to Recordati.

Also in November 2005, our marketing partner for Germany, HEXAL, launched our once-daily tramadol product in that country. More than 400 sales representatives will market the product under the brand name Tramadolor® einmal täglich.

At the end of November 2005, we submitted an NDA to the FDA for our once-daily formulation of tramadol, pursuant to which we are seeking regulatory approval to market it for the management of moderate to moderately severe pain.

Also at the end of November 2005, we executed an amendment to the Cerestar Contramid Supply Agreement pursuant to which we received a full assignment of Cerestar’s co-ownership rights to the patent, granted by the United States Patent and Trademark Office (USPTO) for our proprietary technology Contramid, a “Cross-Linked High Amylose Starch for Use in Controlled-Release Pharmaceutical Formulations and Processes for its Manufacture”, United States Patent 6,607,748 B1. We were also released from the obligation to purchase certain minimum quantities of Contramid within a certain time period.

At the end of January 2006, we announced that, through our Labopharm Europe subsidiary, we had added a second marketing partnership for our once-daily tramadol product for France, by signing a licensing and distribution agreement with Grünenthal. Under pre-existing agreements, Grünenthal and Aventis, the French affiliate of sanofi-aventis, co-market other tramadol products in France. At the same time, we also announced that we had finalized our licensing and distribution agreement with Aventis for our once-daily tramadol product for France. Under the terms of our agreement with Grünenthal, the latter has the semi-exclusive right to market and sell our once-daily tramadol product in France. Aventis has the same semi-exclusive right, under its agreement with us. We will provide Grünenthal with finished packaged product and will receive revenue from our product sales to both distributors.

Also at the end of January 2006, our NDA for our once-daily tramadol product was accepted for review and filed by the FDA. The action date under the PDUFA for our NDA was September 28, 2006.

At the beginning of March 2006, Mr. Santo J. Costa was appointed to the Company’s Board of Directors.

In April 2006, we announced that our completed multi-centre Phase III clinical trial (MDT3-005) for our once-daily tramadol product achieved statistical significance for the primary endpoint. The randomized, double-blind, multi-centre parallel study conducted under a Special Protocol Assessment with the FDA, compared the safety and efficacy of our once-daily formulation of tramadol to placebo over a 12-week period. Enrollment in the trial consisted of patients diagnosed with moderate to severe pain associated with

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osteoarthritis of the knee. Patients were randomized to treatment with our once-daily tramadol or placebo and underwent double-blind titration to an optimal dose of either 200 or 300 mg. The optimal dose for each patient, which was maintained for a period of 12-weeks, was selected based on the effectiveness of pain relief and the tolerability of adverse events. Approximately 1,000 patients were enrolled in this trial. The primary endpoint of the study was to compare baseline pain intensity with pain intensity at the end of the study period as measured by the 11-point Pain Intensity Numerical Rating Score (PI-NRS) in the once-daily tramadol group versus the placebo group. Statistical significance was achieved for the primary endpoint (p value of 0.0157) and was maintained under additional methods of analysis. The drop-out rate was comparable to that of the Company’s European Phase III trial (MDT3-001). The incidence of adverse events was lower than in study MDT3-001, and similar to the previous two U.S. Phase III clinical trials (MDT3-002 and MDT3-003).

In May 2006, we successfully completed a public offering in Canada and the United States and issued 12,650,000 common shares including the exercise in full of the underwriters’ over-allotment option at a price of $8.99 per share for total net proceeds of approximately $104.8 million. Merrill Lynch & Co. and Banc of America Securities LLC acted as joint book running managers in this offering. The syndicate also included Canaccord Capital Corporation, Leerink Swann & Company, Orion Securities Inc., Dundee Securities Corporation and Westwind Partners Inc. Concurrently with the offering, the Company’s shares were listed on NASDAQ.

Also in May 2006, Mr. Santo J. Costa was appointed chairman of the Company’s Board of Directors.

Later in May 2006, we announced that we had signed a licensing and distribution agreement with Grünenthal for our once-daily tramadol product for Belgium. Under the terms of the agreement, Grünenthal will have the exclusive right to market and sell our once-daily tramadol product in Belgium. We will supply Grünenthal with finished packaged product and will receive revenue from the sale of such finished packaged product at rates commensurate with those of previous licensing and distribution agreements that we have entered into for other European markets.

At the end of May 2006, we announced that we had granted GSK exclusive rights to distribute our once-daily tramadol product in Mexico. This agreement expanded our existing licensing and distribution arrangement with GSK for 20 other Latin American and Caribbean countries entered into in September 2005. Under the terms of the agreement, we will supply GSK with product and GSK will distribute the product throughout the licensed territory. In addition to specified milestone payments, we will receive a percentage of once-daily tramadol net sales in Mexico, resulting in an effective royalty rate commensurate with those of the Company’s U.S. and European partnerships.

In June and July 2006, following receipt of national marketing authorizations, our once-daily tramadol product was commercially launched in Slovakia and in the Czech Republic respectively, by our marketing partner for these countries, CSC Pharma, under the brand name Noax Uno.

At the end of August 2006, we announced that our New Drug Submission, or NDS, for our once-daily tramadol product was accepted for review by the Therapeutic Products Directorate of Health Canada. The NDS is subject to a targeted 300-day review period.

In September 2006, we appointed Mark D’Souza to the position of Chief Financial Officer to replace Warren Whitehead.

Also in September 2006, we received an approvable letter from the FDA for our once-daily tramadol product indicating that it is approvable, subject to the resolution of certain issues.

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In November 2006, we were added to the NASDAQ Biotechnology Index effective with the market open on Monday, November 20, 2006.

Also in November 2006, we made our first shipment of products to Recordati, our marketing partner for the United Kingdom.

In December 2006, we submitted a complete response to the approvable letter issued by the FDA for our once-daily tramadol product. Our response included additional analysis of our existing data. In addition, we concurrently appealed the action taken by the FDA in its approvable letter utilizing the Formal Dispute Resolution process.

Also in December 2006, our once-daily tramadol product was launched in Italy under the brand name Unitrama® by our marketing partner for that country, Gruppo Angelini.

In January 2007, our marketing partner, Esteve, launched our once-daily tramadol product in Spain under the brand name Dolpar and our marketing partner Recordati, launched our once-daily tramadol product in the United Kingdom under the name Tradorec XL.

Also in January 2007, we announced that we had submitted a marketing application to the Therapeutic Goods Administration, or TGA, of the Australian government’s Department of Health and Aging, seeking regulatory approval to permit our once-daily tramadol product to be marketed in that country. We are leveraging regulatory approval of our once-daily tramadol product in France to facilitate the regulatory approval process in Australia.

Later in January 2007, our response to matters raised by the FDA in the approvable letter for our once-daily tramadol product was accepted for review by the FDA as complete. The action date assigned by the FDA under the PDUFA is June 19, 2007.

January 2007 was also the month in which Aventis and Grünenthal, our marketing partners for France, launched our once-daily tramadol product in that country, under the brand names, Monoalgic L.P., and Monotramal L.P. respectively.

In February 2007, Grünenthal, our marketing partner for Belgium, launched our once-daily tramadol product in that country, under the brand name Contramal Uno.

2.3	Business Strategy

Our goal is to become a fully integrated, international specialty pharmaceutical company, with the expertise and infrastructure to develop and commercialize proprietary therapeutics by taking them from the formulation stage through clinical development, regulatory approval, marketing and sales. Key elements of our strategy are to:

•	Maximize the global commercial opportunity for our once-daily tramadol product.

•

In Europe, we have MRP approval in 22 countries and marketing and distribution collaborations covering 22 countries. We launched in Germany with HEXAL in November 2005, in Slovakia in June of 2006 and the Czech Republic in July 2006, both with CSC Pharma, in Italy with Gruppo Angelini in December 2006, in Spain with Esteve in January 2007, in the United Kingdom with Recordati in January 2007, in France with Aventis and Grünenthal in January 2007 and in Belgium with Grünenthal in February 2007; and we plan to continue launching throughout 2007 in the other countries in which our once-daily tramadol product has been approved, following receipt of MAs and any required pricing and

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reimbursement approvals. We have also submitted applications for approval in Switzerland and Russia.

•

In the United States, we received an approvable letter from the FDA for our once-daily tramadol product indicating that it is approvable, subject to the resolution of certain issues. Following discussions with the FDA we submitted a response to the matters raised in the approvable letter for our once-daily tramadol product. Our response to matters raised by the FDA in the approvable letter for our once-daily tramadol product was accepted in January 2007 for review by the FDA as complete. The action date assigned by the FDA under the PDUFA is June 19, 2007. Obtaining regulatory approval in the U.S. remains a top priority and we are working actively with Purdue to prepare for the U.S. launch of our product as rapidly as possible, following the resolution of the approval process with the FDA.

•

In the rest of the world, we are leveraging our European approval to obtain additional approvals. We have received approval in Mexico and submitted our registration to file in Australia and have entered into a marketing and distribution arrangement with GSK with the goal of launching the product in Latin America and the Caribbean in 2007 and 2008. We have also submitted applications for approval in Canada and Israel.

•	Develop a robust pipeline of additional products.

•

In addition to our once-daily tramadol product, we have several product candidates in clinical development, several additional product candidates in pre-clinical development and we continue to expand our technological capabilities. Among the product candidates in clinical development our once-daily trazodone has the highest priority, tying into our approach to bring additional central nervous system opportunities to support the further development of our specialty sales force. The formulations developed in house are now entering Phase III efficacy trials. Tramadol line extension products capitalize on our success with the once-daily product and offer the benefit of greater dosing flexibility (via additional product strengths) and extended therapeutic benefit by combining tramadol with a variety of other complementary drugs within a single tablet. These combination drugs leverage the ability of the Contramid platform to deliver different drugs, at different release rates, in a precise and controlled manner. We are also developing controlled release opioid formulations to reduce the risks associated with accidental chewing or breaking of the tablets, a limitation with conventional controlled release forms. These formulations are also designed to resist drug release after breaking, crushing or heating the tablet and are not affected by the presence of alcohol. Such formulations offer greater safety for the patient and have a lower potential for abuse – a growing problem with some opioid drugs.

•

Advances in our PNDS technology are encouraging and progressing rapidly. This platform, designed to complement our Contramid technology by enabling the delivery of water-insoluble and poorly bioavailable drugs is being developed on two related, but independent, sub-platforms: an oral platform for safe, controlled delivery of insoluble drugs to the gastrointestinal tract, and an intravenous platform for the safe delivery of highly insoluble drugs. We have completed proof of concept of the intravenous platform with a novel, clear, lipid and preservative-free formulation of the popular anesthetic propofol, which we have validated in animal models. With the oral platform, we are exploring the delivery of anti-cancer agents that are currently administered intravenously, by mouth in safe and convenient forms, allowing out-patient treatment. The versatile oral platform is compatible with a series of anti-cancer drugs and we have several in pre-clinical studies.

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•	In addition, we may selectively acquire marketed products, development stage compounds, drug delivery technologies or companies that augment or accelerate our strategy.

•

Develop a specialty sales and marketing infrastructure in the United States. As part of our strategy to become an integrated specialty pharmaceutical company, we plan to build a U.S. specialty sales force comprising between 50 and 75 sales representatives and an appropriate sales and marketing management infrastructure. Under our agreement with Purdue, the costs of initially building and training this sales force will be borne by them and they will compensate us for our co-promotion efforts on a fee-for-service basis that we believe will offset the majority of our sales force costs. The co-promotion rights for our once-daily tramadol product in the United States will allow us to market to certain medical specialties that focus on the central nervous system and pain. We anticipate leveraging our sales force to market other products that we may develop or acquire. We intend to commercialize ourselves, or obtain co-promotion rights for, products targeted at certain markets that can be addressed with a smaller sales force or leveraged through additional co-promotion opportunities. We believe this strategy allows us to maximize the value we retain from the commercialization of our product candidates.

•

Leverage global relationships for future opportunities. We have established a global distribution network for our once-daily tramadol product which we believe can be leveraged for new opportunities. We form strong alliances and relationships which may provide us with access to these markets for our future products. In addition, the existing product pipelines of our collaborators provide an opportunity to identify other products for reformulation, which can be developed and marketed in territories where individual collaborators may not have the required capabilities. For example, after establishing our alliance with Gruppo Angelini, we entered into a feasibility agreement to develop a once-daily formulation of trazodone.

3.	OUR BUSINESS AND PRODUCTS

3.1	Industry Overview and Competitive Environment

We are engaged in a business characterized by extensive research efforts, rapid technological developments and intense competition. Our competitors include large pharmaceutical, biotechnology and other companies, universities and research institutions. All of these competitors currently engage in, have engaged in or may engage in the future in the development, manufacturing, marketing and commercialization of new pharmaceuticals and existing pharmaceuticals, some of which may compete with our present or future product candidates. We expect that successful competition will depend, among other things, on product efficacy, safety, reliability, availability, timing and scope of regulatory approval and price.

Given that our business is reformulating existing drugs, our product candidates will face competition from generic and branded formulations of the existing drugs we reformulate. Our drug delivery technologies will compete with existing drug delivery technologies, as well as new drug delivery technologies that may be developed or commercialized in the future. Any of these drugs and drug delivery technologies may receive government approval or gain market acceptance more rapidly than our product candidates, may offer therapeutic or cost advantages over our product candidates or may cure our targeted diseases or their underlying causes completely. As a result, our product candidates may become non-competitive or obsolete.

Competition currently exists for our once-daily tramadol product from pain medications marketed by various pharmaceutical companies. In the United States, in addition to branded and generic immediate release formulations of tramadol, Biovail through its marketing partner OMI, has launched its once-daily tramadol product and Cipher Pharmaceuticals Ltd., or Cipher, submitted an NDA to the FDA in June 2006 for its once-daily tramadol product. Other competitors may be developing formulations for tramadol as well. In

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addition, extended-release tramadol formulations for once-daily dosing have been approved and are and will be marketed in certain European countries, including the United Kingdom, Belgium, France, Germany and Spain. Our once-daily tramadol product will also face competition from non-narcotic analgesics, other opioids and NSAIDs, including COX-2 inhibitors, which are used for the treatment of moderate to severe pain.

We anticipate that our other product candidates will also experience competition. For example, our once-daily trazodone product will compete with numerous proprietary and generic antidepressants.

We believe that our ability to successfully compete will depend on, among other things:

•	the efficacy, safety and reliability of our product candidates;

•	the timing and scope of regulatory approval;

•	the speed at which we develop product candidates;

•	our ability to manufacture and sell commercial quantities of a product to the market;

•	product acceptance by physicians and other health care providers;

•	the quality and breadth of our technology;

•	the skills of our employees and our ability to recruit and retain skilled employees;

•	the protection of our intellectual property; and

•	the availability of substantial capital resources to fund development and commercialization activities.

3.2	Our Products and Technology

3.2.1     Our once-daily tramadol

Overview

We are developing a once-daily formulation of tramadol. Tramadol is a non-scheduled, centrally acting analgesic for the treatment of pain. It is currently available in the United States for the treatment of moderate to moderately severe pain as an immediate release formulation, typically requiring four to six doses per day, and as a recently launched once-daily formulation. In Europe, tramadol is currently available as immediate release, twice-daily and once-daily formulations for the treatment of moderate to severe pain. Our once-daily tramadol product consists of a dual matrix delivery system designed to provide both rapid and sustained drug release to maintain blood levels within the therapeutic range providing a full 24 hours of pain relief. We believe that maintaining drug concentrations within the therapeutic range has the advantage of fewer and less severe side effects while maintaining efficacy.

Pain Market

The treatment of pain represents a significant commercial opportunity and we believe continued growth of this market will be fueled by a number of factors including:

•	a rapidly aging demographic with longer life expectancy;

•	physicians’ recognition of pain as a health problem and their increased willingness to treat the condition;

•	increasing number of pain sufferers seeking help and demanding effective treatment; and

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•	new reformulations of existing products.

Pain can be classified by duration (acute or chronic) and severity (mild, moderate or severe). Acute pain has a well-defined point of onset, is typically associated with a known trauma or surgery, and usually lasts for less than one month, but may last for up to three months. Chronic pain has a less defined temporal onset and cause, and persists for more than three months. Examples of chronic pain include chronic low back pain, cancer pain and various arthritic conditions.

To help practitioners deal with this significant health issue, the World Health Organization, or WHO, established a three-step analgesic ladder for the treatment of chronic pain states. In the case of mild pain, Step 1 suggests prompt treatment with a non-opioid such as acetaminophen, aspirin or NSAIDs. For moderate pain, Step 2 recommends introducing a mild opioid such as tramadol or codeine. For severe pain, Step 3 suggests treatment with morphine or other strong opioids until the patient is pain free. The WHO further recommends that to maintain freedom from pain, drugs should be given “by the clock”, that is every three to six hours for immediate release formulations, rather than “on demand”. However, patient compliance is one of the leading challenges to effective treatment. In an aging population, more likely taking multiple medications, it is increasingly difficult for patients to manage their medication regimen and take the next dose at the appropriate time.

Scheduled opioids, such as morphine and morphine-derived drugs, are sub-optimal chronic medications due to their gastrointestinal, respiratory and addictive side-effects, which can compromise patient compliance. Effective management of moderate to severe chronic pain requires treatment that can be tolerated over a long period of time with relatively few side effects and that can be taken in a dosing regimen that facilitates patient compliance and reduces the risk of breakthrough pain. We believe that our once-daily tramadol product addresses these issues.

Tramadol

Tramadol is a proven analgesic that has been on the market for nearly three decades. It has been marketed in approximately 70 countries worldwide. Studies have shown that tramadol provides relief from both acute and chronic pain conditions, including osteoarthritis pain, low back pain, cancer pain, post-operative pain and dental pain. Tramadol avoids the potentially serious side effects such as gastrointestinal bleeding that may be caused by NSAIDs and the potential cardiovascular events recently attributed to COX-2 inhibitors. Compared to stronger opioids, tramadol has, in clinical studies, demonstrated a lower incidence of major side effects, such as respiratory depression. When used over the long-term, tramadol has a significantly lower incidence of analgesic tolerance, withdrawal symptoms and addiction as compared to stronger opioids. However, tramadol has been available primarily as formulations requiring more than one dose per day. We have overcome these limitations by developing a tramadol formulation that patients can take once a day and that has been shown clinically to provide pain relief lasting a full 24 hours, thereby maintaining the patient’s pain under control. Furthermore, our formulation provides for an early phase of tramadol release, with a rate comparable to that of the immediate release formulations.

Commercialization of our once-daily tramadol product in the United States

In the United States the prescription pain product market exceeded US$15.9 billion in 2006 on more than 344 million prescriptions. The United States is the world’s single biggest market for tramadol products. In 2006, the number of prescriptions of tramadol products surpassed 21 million, more than doubling over the last five years, with a growth of 11% from the previous year.

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The table below sets out the retail sales and prescriptions of selected major classes of pain products in the United States in 2006 as reported by Verispan.

Class	Prescriptions (in millions)	Sales (in US$billions)
Opioids	231.2	8.7
Tramadols (e.g., Ultram, Ultracet)	21.3	0.7
Hydrocodones (e.g., Vicoden, Vicoprofen, Norco)	114.4	1.9
Propoxyphenes (e.g., Darvon, Darvocet)	23.1	0.3
Oxycodones & Oxycodones/combo	37.8	2.8
Other	34.6	3.0
Non-opioids	113.7	6.0
NSAIDs (e.g., Mobic, Naprosyn)	76.0	2.0
COX-2 (e.g., Celebrex)	11.1	1.3
Other	26.6	2.7

Tramadol is part of a sub-class of opioids used to treat moderate to moderately severe pain. This sub-class, which also includes the hydrocodone combinations and propoxyphenes, generated approximately 137 million prescriptions in the United States in 2006. As all of these products required multiple daily dosing in 2006, patients may benefit from an effective once-daily pain reliever indicated for the same pain severity.

Osteoarthritis sufferers had been well served by the introduction of the once-daily COX-2 inhibitors, including Celebrex, Vioxx and Bextra, in addition to the opioid analgesics. As a consequence of the recent safety issues regarding increased cardiovascular risk and the subsequent withdrawals from the market of Vioxx and Bextra, sales and prescriptions of the COX-2 class dropped by approximately 70% in 2005 and continued to decline in 2006. We believe that some of these lost prescriptions were re-addressed within the NSAID class, and in particular, to Mobic, a once-daily NSAID. However, for those patients unwilling to take or unable to tolerate NSAIDs, few treatment options are available with the benefits of once-daily dosing.

In January 2003, we initiated two double-blind, multi-center, randomized Phase III clinical studies in the United States designed to evaluate the safety and efficacy of our once-daily tramadol product. These studies compared our once-daily tramadol product to placebo. The two studies, MDT3-002 and MDT3-003, were similar in design and size, each enrolling more than 500 patients diagnosed with moderate to moderately severe pain associated with osteoarthritis of the knee. The patients were treated over a 12-week period. We completed the patient treatment stage of these trials in September 2003 and announced the results in January 2004.

The pivotal MDT3-003 trial achieved statistical significance for the three co-primary endpoints, demonstrating an improvement as measured by the change in the WOMAC Osteoarthritis Index pain subscale, the WOMAC Osteoarthritis Index physical function subscale and the patient’s global assessment of drug effectiveness. The WOMAC Osteoarthritis Index is a validated tri-dimensional measure used to assess changes in patients with osteoarthritis using pain, stiffness and physical function subscales. The MDT3-002 trial, partly due to, we believe, an unusually high response to placebo, only achieved statistical significance for one of the co-primary endpoints, at one dosage only. However, in both trials, our once-daily tramadol product provided pain relief for a full 24-hour period and the incidence of adverse events was lower than that reported in the literature for the immediate-release formulation of tramadol currently available in the United States requiring typically four to six doses per day.

In October 2004, we initiated a third double-blind, randomized Phase III study, MDT3-005, to compare the safety and efficacy of our once-daily formulation of tramadol to placebo over a 12-week period in patients with moderate to severe pain associated with osteoarthritis of the knee. The study was conducted at more than 100 centers and enrolled more than 1,000 patients. The study design differed from that of the previous U.S. Phase III trials by allowing patients to titrate to optimum dose. In addition, the study was conducted

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under an SPA. An SPA is designed to facilitate the FDA’s review and approval of drug products by allowing the agency to evaluate the proposed design and size of clinical trials that are intended to form the primary basis for determining a drug product’s efficacy. If agreement is reached with the FDA, an SPA documents the terms and conditions under which the design and planned analysis of the subject trial will be adequate to address the study’s objectives in support of an NDA.

We completed the patient treatment stage in January 2006 and announced top line results in April 2006. The primary endpoint of the study was to compare baseline pain intensity with pain intensity at the end of the study period as measured by the 11-point Pain Intensity Numerical Rating Score (PI-NRS) in the once-daily tramadol group versus the placebo group. Statistical significance was achieved for the primary endpoint (p value of 0.0157) and was maintained under additional methods of analysis. The drop-out rate was comparable to that of our European Phase III trial (MDT3-001). The incidence of adverse events was lower than in study MDT3-001 E1, and comparable to the incidence in our MDT3-002 and MDT3-003 trials.

We have also completed two long-term safety and tolerability studies using once-daily tramadol. In MDT3-004, patients were treated on a 300 mg daily dose for up to 12 months and in MDT3-001-EIA1, an extension of the double-blind MDT3-001, patients were maintained on either 200 mg, 300 mg or 400 mg for up to 12 months. A total of 630 patients entered the two studies, of which 493 completed at least six months and 243 completed 12 months on our once-daily tramadol product. The incidence of the most common adverse events in these long-term studies was comparable to that observed in our 12-week efficacy studies.

The following chart summarizes our Phase III development program for our once-daily tramadol product.

Study	Duration	Number of Subjects in Trial	Primary Endpoints	Endpoints Met(*)
MDT3-001	12 weeks	431	WOMAC pain	✓
			(non-inferiority vs
			twice-daily)

MDT3-001-E1A1	Up to 12 months	238	Long-term safety and	✓
			tolerability

MDT3-002	12 weeks	565	3 co-primary endpoints
			(vs. placebo)
			i) WOMAC pain
			ii) WOMAC function
			iii) patient global	✓
			assessment

MDT3-003	12 weeks	552	3 co-primary endpoints
			(vs. placebo)
			i) WOMAC pain	✓
			ii) WOMAC function	✓
			iii) patient global	✓
			assessment

MDT3-004	Up to 12 months	392	Long-term safety and	✓
			tolerability

MDT3-005	12 weeks	1,028	Pain intensity score	✓
			(vs. placebo)

(*)	Statistical significance was achieved for some or all of the dosages in these trials.

We submitted an NDA to the FDA in November 2005 under Section 505(b)(2) of the United States Federal Food, Drug, and Cosmetic Act and relied on the agency’s previous findings of safety and efficacy for Ultram. The submission included 11 pharmacokinetic studies and five Phase III studies, including two long-term safety studies. Approximately 1,600 subjects were exposed to the drug in these studies. The NDA was accepted for review and filed by the FDA in January 2006. In September 2006, we received an approvable letter from the FDA for our once-daily tramadol product indicating that it is approvable, subject to the

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resolution of certain issues. Following discussions with the FDA, we submitted a response in December 2006 to the matters raised in the approvable letter for our once-daily tramadol product. Our response was accepted in January 2007 for review by the FDA as complete. The action date assigned by the FDA under the PDUFA is June 19, 2007.

In August 2005, we entered into a license agreement with Purdue pursuant to which we granted to Purdue the exclusive right to manufacture, package, distribute, market and sell our once-daily tramadol product in the United States. We have retained co-promotion rights in the United States to market our once-daily tramadol product to medical specialties that focus on the central nervous system and pain.

Under the license agreement, we are responsible for continuing the development of our once-daily tramadol product and conducting the necessary clinical trials in order to obtain regulatory approval from the FDA. Purdue has agreed to assist us in building and training our sales force, as well as to compensate us for our co-promotion efforts on a fee-for-service basis that we believe will offset the majority of our sales force costs.

Purdue has paid us a non-refundable, non-creditable, up-front fee of US$20 million. Purdue has also agreed to pay us additional non-refundable, non-creditable development milestone payments of up to a maximum of US$40 million if FDA approval for our product is obtained by March 31, 2007, US$20 million if obtained by September 30, 2007, and US$10 million if obtained by September 30, 2008. We are also eligible to receive up to a maximum of US$110 million based on aggregate net sales of our once-daily tramadol product, regardless of timing of approval. We are also entitled to receive a royalty at rates ranging from 20% to 25% of net sales of our once-daily tramadol product sold by Purdue in the United States.

In addition to the license agreement, we entered into a supply agreement with Purdue in October 2005 to supply Purdue with our once-daily tramadol product until Purdue assumes responsibility for manufacturing, packaging, testing, and supplying such product or until 18 months following the launch of our once-daily tramadol product in the United States, whichever is earlier. However, if we are not able to supply Purdue with sufficient quantities of our once-daily tramadol product to meet Purdue’s launch requirements, we have agreed to extend the 18-month deadline. The term of the license agreement lasts until the end of the commercial life of our once-daily tramadol product or of any generic product which may be distributed by Purdue under the license agreement. If Purdue terminates the agreement due to an uncured material breach by us, then, under the agreement, we are obligated to transfer our rights to our once-daily tramadol product in the United States to Purdue, and Purdue will be obligated to pay us a specified royalty on net sales from that point forward. If we terminate the agreement due to an uncured material breach by Purdue, then, under the agreement, Purdue is obligated to transfer its rights to our once-daily tramadol product in the United States to us, and we will retain the license to commercialize the once-daily tramadol product under the Purdue intellectual property rights in the United States without any royalty obligation to Purdue.

In November 2005, Purdue, with our consent, granted a license to Biovail’s licensee, OMI, under certain patents owned or controlled by Purdue covering Biovail’s extended release tramadol product to make, use and sell such product in the United States. This license would allow OMI to list those Purdue patents in the FDA’s Orange Book of Approved Drug Products with Therapeutic Equivalence Evaluations, thus providing a reference. In exchange, we secured a waiver from OMI, as an agent of Biovail, of the three-year non-patent exclusivity granted to Biovail under the Hatch-Waxman Act for Biovail’s tramadol product, allowing the FDA to grant approval of our once-daily tramadol product based on its merits. We also received a right of reference from OMI authorizing the FDA to rely upon any data contained in any regulatory filing held by OMI for drug products containing tramadol in support of our regulatory filing for our once-daily tramadol product.

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Commercialization of our once-daily tramadol product in Europe

As tramadol was first launched in Germany in 1977, the European market is the most mature of the global tramadol markets. Europe accounts for about half of the approximately 5.0 billion tramadol standard units sold in the world in 2006. As defined by IMS Health, standard unit is determined by dividing the number of units sold by the smallest common dose of a product representation such as one tablet or capsule for solid oral formulations. As of September 30, 2006, annual sales of tramadol products in Europe exceeded US$683 million and standard unit sales had increased approximately 12.3% on a compounded annual basis over the previous five years.

In early 2003, we completed the pivotal Phase III clinical trial MDT3-001 in Europe for our once-daily tramadol product. The double-blind, randomized, parallel group study enrolled 431 patients and was designed to compare the efficacy and safety of our once-daily tramadol product to that of an extended release, twice-daily formulation of tramadol currently marketed in Europe. The primary endpoint of the study was pain relief as measured by the WOMAC Osteoarthritis Index pain subscale. We reported positive results from this trial in January 2003. Our product candidate met all primary and secondary endpoints and exhibited a statistically and clinically significant reduction in pain associated with osteoarthritis of the knee. The adverse events profile of our once-daily tramadol product showed a clinical advantage with respect to the incidence of dizziness/vertigo, vomiting and headache compared to twice-daily tramadol. All of these adverse events occurred less frequently and were less severe in our once-daily tramadol product group than in the active comparator group. Our once-daily tramadol product also provided sustained pain relief for a full 24-hour period, similar to the performance of the twice-daily European formulation taken every 12 hours.

In January 2005, we received the MA in France for our once-daily tramadol product. Under the MRP, France, acting as the Reference Member State, or RMS, requested that all Concerned Member States in the European Union recognize the MA granted in France as the RMS. Pursuant to this request, we received MRP approval in September 2005 in the following additional 21 European countries: Germany, the United Kingdom, Italy, Spain, Portugal, Austria, Belgium, Cyprus, the Czech Republic, Denmark, Estonia, Iceland, Latvia, Lithuania, Luxembourg, Malta, the Netherlands, Poland, Slovakia, Slovenia and Sweden. In the European Economic Area, a medicinal product may only be placed on the market when an MA has been issued by a competent authority. As such, we have since received MAs in 20 of the countries in which we obtained MRP approval and anticipate receiving the remaining MAs during 2007. In those countries that do not require pricing approval or reimbursement, such as Germany and the United Kingdom, upon receipt of the MA, we will be able to market our once-daily tramadol product through distributors to whom we have granted the right to market and sell our once-daily formulation, whereas in other countries, such as France, we are required to obtain government approval of pricing and reimbursement prior to product launch. In addition, we intend to submit national registration dossiers in other strategic European tramadol markets not party to the MRP, as well as in countries that were withdrawn from the MRP due to labeling issues.

Following receipt of the MA in Germany, our distributor HEXAL launched our once-daily tramadol product into the German market in November 2005, under the tradename Tramadolor einmal täglich, supported by a sales force of more than 400 sales representatives. The product is being marketed with the common label approved under the MRP, which designates it as a once-daily product for the treatment of moderate to severe pain, including both acute and chronic conditions, for use in a dose range from 100 to 400 mg per day. It is available in three dosage strengths (100 mg, 200 mg and 300 mg) and three pack sizes (20 tablets, 50 tablets and 100 tablets).

Following receipt of the national MA, our once-daily tramadol product was commercially launched in Slovakia in June 2006 and in the Czech Republic in July 2006 by our marketing partner CSC Pharma under the brand name Noax Uno.

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After obtaining government approval of pricing and reimbursement, our once-daily tramadol product was launched in Italy under the brand name Unitrama by our marketing partner Gruppo Angelini in December 2006 and in Spain under the brand name Dolpar by our marketing partner Esteve in January 2007. Also in January 2007, our marketing partner Recordati, launched our once-daily tramadol product in the United Kingdom under the name Tradorec. In January 2007, the product was launched in France by our marketing partners sanofi-aventis and Grünenthal under the names Monoalgic and Monotramal, respectively, and by Grünenthal in February in Belgium under the name Contramal.

We have also filed applications for regulatory approval in Russia and Switzerland.

To date, we have executed agreements with seven pharmaceutical companies covering 22 European countries and some of their overseas territories. We have signed licensing and distribution agreements with HEXAL for Germany, Aventis and Grünenthal for France and its overseas territories, Grünenthal for Belgium, Esteve S.A. for Spain and Portugal, Gruppo Angelini for Italy, Recordati for the United Kingdom and CSC Pharma for Austria, Russia and 13 Eastern European countries. Through our agreements, we have established a distribution network in territories accounting approximately for 90% of total European tramadol sales.

Pursuant to these relationships, we are responsible for supplying finished packaged goods to our partners at a fixed price. This price differs from country to country, and was established based upon the anticipated selling price into the relevant market. After subtraction of the cost of goods sold, or COGs, this should yield an anticipated return of 20% or greater on anticipated distributor net sales. Under these relationships, we received up-front payments with additional payments due upon achieving certain milestones. This product revenue will include revenue from sales of product for inventory stocking and product samples, as well as product for commercial sale. With launches in multiple countries throughout 2006 and 2007, we anticipate that it will take a period of time for product revenues to normalize and correspond more directly to future retail sales. We are actively engaged in discussions with additional prospective marketing and distribution collaborators for other European countries.

Commercialization of our once-daily tramadol product in the rest of the world

Tramadol has been marketed in approximately 70 countries worldwide. Global sales in countries other than the United States and Europe in 2006 were more than US$198 million. Compounded annual sales growth over the last five years approximates 25%, outpacing growth in both the European and U.S. markets. We believe that Latin America, Canada, Southeast Asia and Australia each represent sizeable and expanding commercial opportunities for us.

The Latin American analgesic market has experienced accelerated growth in recent years, surpassing sales of US$1.9 billion in 2005. In 2005 we entered into a licensing and distribution agreement for our once-daily tramadol product with GSK. The agreement covers 20 Latin American and Caribbean countries. In 2006, we granted GSK exclusive rights to distribute our once-daily tramadol product in Mexico thereby expanding our existing licensing and distribution arrangement with GSK.

Under the terms of the licensing and distribution agreements with GSK for Mexico and the 20 other Latin American and Caribbean countries, we have agreed to supply GSK with product and GSK has agreed to register and distribute the product throughout the licensed territory. These deals are structured to provide us with a similar return to that which we receive from our US and European arrangements. We are also in discussions for marketing and distribution agreements for other countries.

We are pursuing regulatory approval for our once-daily tramadol product in other countries around the world. In most cases, we can use the regulatory dossier approved in Europe as a basis for the registration of

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the product in additional markets. For example, we received regulatory approval in Mexico in October 2005 following the submission of a marketing application based on the approved European dossier to the Mexican regulatory authority, General Directorate for the Control of Medicinal Products and Technologies Related to Health, in March 2005. In January 2007, we submitted a marketing application to the TGA of the Australian government’s Department of Health and Aging, seeking regulatory approval. We are leveraging regulatory approval of our once-daily tramadol product in France to facilitate the regulatory approval process in Australia and Israel. Other regulatory dossiers are in preparation for key tramadol markets.

In August 2006, our NDS for our once-daily tramadol product was accepted for review by the Therapeutic Products Directorate of Health Canada. The NDS is subject to a targeted 300-day review period.

3.2.2     Product Pipeline

We are developing additional product candidates using our drug delivery technologies and formulation expertise. Product candidates in clinical development include a once-daily formulation of trazodone, tramadol product line extensions, including combination products and new dosage forms. In addition we are currently pursuing other product candidates, using our Contramid technology, as well as our PNDS technology. Our product pipeline includes predominantly proprietary and a few collaborative programs, with products in both clinical trials and pre-clinical development.

Our Once-Daily Trazodone

Trazodone is an antidepressant currently available in the United States in both branded and generic immediate release formulations that typically require three doses per day. In Europe, trazodone is available in both immediate release and twice-daily formulations. Trazodone is indicated and prescribed for depression with or without anxiety.

Depression is among the most prevalent central nervous system disorders, affecting at least 121 million people worldwide according to the WHO. Depression is characterized by depressed mood, loss of interest or pleasure, weight or appetite changes, and insomnia or excessive sleep or fatigue. In the United States, sales of antidepressants approximated US$13 billion in 2006. Trazodone continues to be widely prescribed in the United States, with more than 14 million prescriptions written in 2006 and having a compounded annual growth rate of 3% over the past five years.

We are developing a formulation of our once-daily trazodone product that would be bioequivalent in terms of drug absorption to a currently marketed immediate release product administered three times daily or twice-daily. We have specifically designed our formulation to take advantage of trazodone’s unique spectrum of pharmacological properties. Insomnia and agitation are symptoms frequently experienced by people with depression. Our once-daily formulation of trazodone addresses both of these symptoms, while offering the benefits of once-daily administration and fewer side-effects associated with peak concentrations of the drug. We have developed once-daily trazodone formulations in dosage strengths that have demonstrated controlled release over a 24-hour period and dose proportionality in pharmacokinetic trials. We have developed clinical protocols with the intent of advancing this program into Phase III clinical trials in 2007. We expect that any NDA for this product candidate would be submitted under Section 505(b)(2) of the U.S. Federal Food, Drug, and Cosmetic Act. We are discussing the terms and conditions of an agreement with Gruppo Angelini with regard to the commercialization of our formulation of once-daily trazodone.

Line Extensions for Once-Daily Tramadol

With three dosage strengths of our once-daily formulation of tramadol commercialized, we are continuing development of Contramid-based products to extend the once-daily tramadol line. These are:

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Additional Tramadol Once-a-Day Strengths: Two additional formulation strengths are currently in clinical development to offer greater dosing flexibility to the physician and patient.

Tramadol Combination Products: Combination products are designed to extend the therapeutic benefit of tramadol to other indications by combining it with a variety of complimentary drugs within a single tablet. These combination products leverage the ability of the Contramid platform to deliver different drugs, at different release rates, in a precise and controlled manner. Several combination products are in development and the most advanced has entered the clinical development phase.

Novel Tramadol Formulations: We are also developing controlled release tramadol formulations to reduce the risks associated with accidental chewing or breaking of the tablets, a limitation with conventional controlled release forms. These formulations are also designed to resist drug release after accidental breaking or crushing and are not affected by the presence of alcohol. Such formulations offer greater safety for the patient and have a lower potential for abuse – a growing problem with some opioid drugs.

Once-Daily Betahistine

We are developing a once-daily formulation of betahistine, an oral histamine analogue, for the treatment of the symptoms related to Ménière’s disease, a disorder characterized by recurrent vertigo and hearing loss. Currently marketed versions of betahistine require two or three doses per day resulting in significant fluctuations in the plasma concentrations of the drug. Betahistine is thought to treat vertigo by normalizing the flow of impulses from the vestibular organs to the brain and improving blood flow in the inner ear.

We formulated two dosage strengths of our once-daily betahistine product, manufactured clinical batches of the highest dosage strength internally and tested the highest dosage strength in pilot comparative pharmacokinetic studies. The results demonstrated controlled release of betahistine consistent with once-daily dosing of the drug. We are exploring the possibility of out-licensing the formulation as a novel once-daily betahistine product for development by a third party. We do not plan to conduct any further development of this product candidate until we determine whether to out-license the product.

DDS-2001

Together with MedPointe, we are developing a novel sustained-release product, which we call DDS-2001. The details of this product have not been disclosed publicly, but an immediate release formulation of this product is currently marketed by MedPointe.

We have completed the initial formulation phase of this product, scaled-up the manufacturing process for clinical trial batch manufacture and tested prototype formulations in a pilot pharmacokinetic study. Subsequently, we proposed an agreement and a development plan to MedPointe which has not been finalized. In the event that we do not conclude an agreement with MedPointe, we do not plan to move forward with the development of this product.

3.2.3     Drug Delivery Technologies

Our current product candidates make use of one of our following drug delivery technologies:

•	Contramid, for oral administration of soluble to sparingly soluble drugs; and

•	PNDS technologies, for delivery of water insoluble or poorly bioavailable drugs via a variety of administration routes.

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We believe controlled-release drug delivery has the ability to improve the performance of a wide variety of existing drugs. The therapeutic effect of a drug will typically vary according to its concentration in the bloodstream. When the concentration is too low, efficacy may be reduced and when it is too high, side effects may increase. For any drug, there is a range of concentrations, the therapeutic range, in which the balance between efficacy and side effects is optimized. In traditional tablets without controlled-release, blood levels of the drug tend to rise quickly after administration, reach a peak and then drop fairly rapidly, thus requiring frequent dosing. Side effects may also occur at the high peak blood levels experienced. Controlled-release allows a drug’s concentration to be maintained within the therapeutic range, extending its therapeutic effect over a prolonged period and often improving its safety profile. This added convenience may increase patient compliance and therefore improve medical outcomes.

Contramid

Contramid is a patented, controlled-release drug delivery technology based on cross-linked, high amylose starch, that meters the release of drugs from orally administered solid dosage forms such as tablets. Following ingestion, gastric fluids transform the surface of a Contramid-based product into a semi-permeable membrane that stabilizes rapidly. This self-forming membrane regulates the release of the drug. We have developed the expertise to formulate novel products that combine our Contramid technology with existing drugs to optimize their release profile.

We believe that our Contramid technology possesses advantages that make it an attractive drug delivery technology, including:

•

Compatibility. Our Contramid technology may be combined with numerous drugs, including those requiring high drug loading or possessing varying degrees of solubility. Typically, our Contramid technology is best suited for highly soluble to sparingly soluble drugs.

•	Versatility. Our Contramid technology may be used to achieve multiple release profiles, including delayed-released, dual-release and controlled-release in conjunction with gastric retention.

•

Cost Effectiveness. Together with Cerestar USA Inc. and Cerestar France S.A., affiliates of Cargill Inc., or Cargill, we believe we have developed a reliable, reproducible and economical manufacturing process for our Contramid technology on a commercial scale. As it is a compressible, versatile excipient, we believe our Contramid technology allows for simple and efficient manufacturing of the final pharmaceutical product using standard equipment and processes. We expect these manufacturing synergies, together with our Contramid technology’s relatively low cost, to result in minimal incremental cost to the final marketed product.

•

Manufacturing Robustness. Our Contramid technology has demonstrated relative insensitivity to broad variations in production parameters such as compression pressure, compression time, type of tabletting equipment and batch size. This results in simplified process development and technology transfer to a commercial manufacturing site. We believe this also allows for robust and reproducible batch-to-batch consistency.

•

Safety and Regulatory Acceptance. Our Contramid technology conforms to the specifications for modified starch in the U.S. National Formulary and the Food Chemicals Codex and as such is considered a food additive by the FDA and European regulatory authorities. As modified starches have a long history for food use under these regulations, our Contramid technology may be used without limit to quantity with orally administered drugs. Regulatory authorities in 22 European countries and in Mexico have recently approved the use of our Contramid technology in our once-daily tramadol product.

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•

Intellectual Property. Our Contramid drug delivery technology is covered by one patent that was issued in the United States, which is scheduled to expire in 2020. A counterpart patent granted in Europe in June 2006, and validated in various European countries, is scheduled to expire in 2021 and additional related applications have been filed and are either issued or pending in various jurisdictions outside the United States and Europe, including Canada. In addition, we own or have rights to six other issued U.S. patents and foreign counterparts thereof which relate to modified starches in drug delivery technologies.

Our once-daily formulations of tramadol and trazodone, as well as our other product candidates in clinical development, are based on our patented technology, Contramid. Our success in formulating our once-daily tramadol product illustrates our ability to employ our Contramid technology, formulate and execute a clinical plan for a complex small, highly water soluble molecule and control its release over a 24-hour period with the desired pharmacokinetic profile. As an extension of our core technology, we are pursuing development of alternative presentations of our core technology. These range from wafers, for instant release and absorption of drugs, to slow-disintegration films for prolonged drug release. We are in addition developing other novel adaptations of our technology including abuse resistant forms.

Polymeric Nano-Delivery Systems Technology

PNDS technologies are block copolymer nano-vehicles for delivery of water insoluble or poorly bioavailable drugs via the intravenous or oral routes. Development candidates include cytotoxic drugs, anti-microbial drugs and macro-molecules such as peptides, proteins and nucleic acids.

We are currently developing a series of novel polymeric nano-delivery technologies, including polymeric micelles, for effective delivery of poorly water-soluble or poorly bioavailable drugs via a variety of routes including oral and intravenous administration. The ability to deliver poorly soluble, often highly toxic, drugs safely and effectively is a continuing challenge to the pharmaceutical industry. Consequently, we believe many potentially valuable drug candidates fail to reach commercialization, and, lacking an alternative, those that do may by necessity be formulated using agents often associated with dose-limiting side effects. The PNDS we are developing is intended to offer safer, more efficient and lower cost alternatives to those agents currently used. They comprise block copolymers that self-assemble in water to form micelles and similar nanostructures with high solubilizing and loading capacities. We believe that we have developed an efficient drug loading process for these systems that is scalable and suitable for commercial production. We expect this technology to have applications in many fields, including oncology and immunology, and to facilitate delivery of proteins, peptides and nucleic acids.

We are developing PNDS on two related, but independent, sub-platforms: an oral platform for safe, controlled delivery of insoluble or poorly bioavailable drugs to the gastrointestinal tract; and an intravenous platform for the safe delivery of highly insoluble or poorly bioavailable drugs. We have completed proof of concept studies of our intravenous platform with an improved formulation of propofol (a widely-used anesthetic administered intravenously) using our intravenous platform. Our formulation of propofol using PNDS proved to be as efficacious as currently marketed products in pre-clinical models, with the added advantages of being a clear, miscible, lipid and preservative free liquid that does not support bacterial growth. We have also completed proof of concept studies which suggest that our oral platform has the potential to increase bioavailability and may allow for targeted delivery. This could result in the substantial improvement of a wide variety of therapeutics, particularly in the field of oncology. We will continue working towards completing further proof of concept studies involving this technology during 2007.

3.2.4     Intellectual Property

Our success depends in part on our ability to obtain patents, protect trade secrets, operate without infringing the proprietary rights of others and prevent others from infringing our proprietary rights. Our policy is to seek

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to protect our proprietary position by, among other methods, filing in the United States and other countries patent applications related to our proprietary drug delivery technologies, inventions and improvements that are important to the development of our business.

Our patent portfolio currently protects our products and technologies as follows:

•

Once-Daily Tramadol Product. We have filed patent applications in the United States and abroad relating to our once-daily tramadol product. Our patent applications in the United States contain claims directed to once-daily tramadol formulations which provide for specified analgesic effects, pharmacokinetic profiles, in vitro dissolution profiles, specified clinical profiles and methods and kits for titrating tramadol dosages. In addition to our tramadol applications, because our once-daily tramadol product contains our Contramid drug delivery technology, our once-daily tramadol product is protected by our issued U.S. patent, and the corresponding patent that was granted by the European Patent Office, and validated in various European countries, relating to our Contramid drug delivery technology. We also have a license from Purdue to certain U.S. patents owned by Purdue directed to the controlled-release formulation of tramadol.

•

Contramid Drug Delivery Technology. We own an issued U.S. product-by-process patent pertaining to our Contramid drug delivery technology. This patent is scheduled to expire in 2020. Counterpart patent applications have been filed and are either pending or issued in jurisdictions outside the United States, including a patent granted by the European Patent Office which has been validated in certain European countries. We own or have rights to six other issued U.S. patents and foreign counterparts thereof which relate to modified starches as drug delivery technologies.

•

PNDS Technology. We own or have exclusive rights, including by license, to six issued U.S. patents, certain U.S. pending patent applications and foreign counterpart patents and applications that relate generally to PNDS technology, including four patents granted by the European Patent Office and validated in various European countries.

•

Other Products. Because our other products utilize our proprietary drug delivery technologies we believe that they may also benefit from the protection provided by our issued U.S. patents and their counterparts relating to our Contramid technology and PNDS technology. Nevertheless, we endeavour to file patent applications on our potential product development candidates. For example, we have filed applications pertaining to our once-daily tramadol product and once-daily trazodone formulations.

The patent positions of companies like ours are generally uncertain and involve complex legal and factual questions. Our ability to maintain and solidify our proprietary position for our technology will depend on our success in obtaining effective claims and enforcing those claims once granted. We do not know whether any of our patent applications will result in the issuance of any patents. Even if issued, they may not provide us with a competitive advantage against competitors with similar technologies. Furthermore, others may design around our patents and develop similar technologies or duplicate any technologies that we have developed. The laws of many countries do not protect our intellectual property to the same extent as the laws of the United States.

We are aware of issued United States, Canadian and European patents that contain claims that might be infringed by our once-daily tramadol product. If our once-daily tramadol product or our other product candidates infringe or are claimed to infringe a valid claim of a third party patent, including these patents, we may choose or may be required to obtain a license under such patent or seek a court judgment that such patent claims are invalid. In the United States, we have entered into a license agreement with Purdue, pursuant to which we obtained rights to all U.S. patents owned by Purdue relating to the manufacturing, marketing and distribution of our once-daily tramadol product. Claims of issued patents are presumed to be

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valid, and any finding of invalidity would come, if at all, only after litigation that could prove to be lengthy, costly and unsuccessful. There are numerous issued patents and pending patent applications owned by others in the U.S. and other countries directed to the technological areas in which we are developing products, including our lead product candidate, our once-daily tramadol product. These patents and patent applications could materially affect our ability to develop our product candidates or sell our products, including preventing us from making, using or selling our products. Because patent applications can take many years to issue, there may be currently pending applications, unknown to us, which may later result in issued patents that our product candidates or technologies may infringe. These patent applications may have priority over patent applications filed by us.

Any patent litigation in which we are involved, whether brought against us or brought by us to invalidate a patent would be costly and could divert our technical and management personnel from their normal responsibilities and we may not have sufficient financial or other resources to conduct a successful litigation. Any adverse outcome of such litigation or settlement of such a dispute could subject us to significant liabilities and could require us to stop developing our product candidates, stop selling our products or enter into royalty or licensing agreements which may or may not be available on terms acceptable to us, if at all. Even if we were able to obtain a license, the rights may be non-exclusive, which could result in our competitors gaining access to the same intellectual property. If we do not obtain any required licenses or sublicenses, we could encounter delays in product introductions while we attempt to design around these patents, or could find that the development, manufacture or sale of products requiring these licenses is foreclosed.

We may rely, in some circumstances, on trade secrets to protect our drug delivery technologies. However, trade secrets are difficult to protect. We seek to protect our proprietary drug delivery technologies and processes, in part, by agreements with our employees, consultants and contractors. These agreements may be breached and we may not have adequate remedies for any breach. Also, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our employees, consultants or contractors use intellectual property owned by others in their work for us, disputes may also arise as to the rights in related or resulting know-how and inventions.

We may also be obligated to make royalty payments pursuant to several purchase and development agreements that we have entered into, including pursuant to certain research contracts pertaining to our Contramid technology with Université de Montréal and Université du Québec à Montréal. In 1994, concurrently with the purchase of a controlled-release technology from Université de Montréal and Université du Québec à Montréal, we acquired a right of first refusal with respect to any improvements and additions to the purchased technology for which we agreed to pay royalties of 4% on net revenues that we receive from the commercialization of the purchased technology. On February 7, 2005, Université de Montréal and Université du Québec à Montréal served us with a motion to institute legal proceedings in the Superior Court of Québec. The motion seeks payment of royalties allegedly owed by us with respect to the commercialization of the technology purchased in 1994 and any improvements and additions thereto and its use in various of our product candidates, including our once-daily tramadol product. It is our position that we are not commercializing the 1994 purchased technology or any improvements or additions thereto and that we do not use it in our once-daily tramadol product or any of our product candidates. Consequently, we consider that no amounts are owing and we are vigorously contesting the motion. This matter is in the examination for discovery phase of the proceedings.

We have acquired and licensed our PNDS technology from Université de Montréal pursuant to an agreement under which we have agreed to pay royalties of three to six percent of (i) the sale price of the technology; (ii) our revenues arising from the commercialization of the technology; or (iii) our sales of any product using the technology.

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3.2.5     Manufacturing

We currently outsource all commercial manufacturing for our once-daily tramadol product and intend to continue this strategy for our pipeline products. We now perform manufacturing of clinical trial materials in our good manufacturing practices, or GMP, pilot plant which allows for a more cost-effective and timely initiation of clinical studies.

We have an exclusive supply agreement with Cargill to purchase from Cargill all of our requirements for cross-linked, high amylose starch comprising Contramid. Cargill is a leader in the production of starch and starch-based products in both the European and North American markets. Cargill has submitted a Drug Master File for our Contramid technology in the United States. Together with Cargill, we have produced several multi-ton lots of Contramid and demonstrated the ability to achieve reproducible results at commercial scale.

We initially executed the supply agreement in 1998 for a period of ten years with Cerestar USA Inc. and Cerestar France S.A., which became wholly-owned subsidiaries of Cargill. In 2001, we entered into a joint technology license agreement with Cerestar pursuant to which Cerestar granted to us an exclusive license to Cerestar’s rights in U.S. patent No. 6607748 covering the Contramid technology. Our supply agreement with Cerestar was amended in May 2001 and November 2005. As part of the November 2005 amendment, Cargill, through its Cerestar subsidiaries, assigned to us all right, title and interest in U.S. patent No. 6607748, and the joint technology license agreement was terminated. In exchange for such patent assignment, we paid Cargill US$1 million.

The supply agreement will expire on the later of November 4, 2018 or the expiry date of the last-to-expire patent covering the Contramid technology. Cargill may terminate the supply agreement if we fail to make payments that are due or we become insolvent. If Cargill decides to cease manufacturing Contramid, Cargill may also terminate the supply agreement, subject to Cargill using reasonable efforts to notify us at least two years in advance of such termination.

We are currently in the process of negotiating with Cargill a new, exclusive long-term supply agreement extending throughout the expected life of our patent protection, which agreement will supersede and replace the 1998 supply agreement. Upon execution of a new supply agreement, Cargill shall have an option to negotiate with us an exclusive license to exploit our Contramid technology in the food and flavours industry, not including nutraceuticals and dietary supplements. This option expires in November 2010.

As our product development candidates are reformulations of off-patent drugs, there are numerous sources of supply for active pharmaceutical ingredients, or APIs. We have a secure source of supply for API for our once-daily tramadol product and have identified several alternative suppliers. We have agreements with both a small-scale and a large-scale manufacturer for the production of our once-daily tramadol product. We are currently supplying the market using only our large-scale manufacturer, and we are investigating additional sources of supply. We also have a contract manufacturing arrangement with another third-party for the packaging of our once-daily tramadol product into finished product.

3.2.6     Drug Development Process

Our drug development process involves applying our drug delivery technologies and development expertise to reformulate existing drug compounds which have proven efficacy and safety. We reintroduce them to the market as branded products with improved deliverability and significant commercial potential. In contrast to the drug development process for new chemical entities, or NCEs, which generally lasts 12 years and costs hundreds of millions of dollars, we believe the development process for our newly formulated versions of existing drugs can be shorter and less costly. Our products typically require fewer clinical trials to generate

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the safety and efficacy data needed to achieve regulatory approval than drug compounds that have not been previously marketed. In addition, we may be able to refer to existing safety data in our regulatory applications and therefore, may be able to avoid having to conduct the extensive pre-clinical safety and toxicity studies usually required for new drugs. We may also be able to take advantage of existing pharmacokinetic and clinical data to accelerate our development and regulatory process and reduce the risk as compared to traditional pharmaceutical and biotechnology companies. As a result of these advantages, we have been able to take our once-daily tramadol product from formulation to regulatory filing for marketing approval in Europe in approximately four years.

Our drug development and testing process consists of three phases:

•

Formulation. This phase involves laboratory work to select an appropriate delivery technology for a compound, define the parameters of drug release in vitro, define product specifications which are expected to meet clinical and market requirements and develop formulations to be tested in human clinical trials.

•

Pilot Pharmacokinetics. In this phase, a new formulation which has been produced under GMP is tested in Phase I trials in healthy human volunteers to assess its safety and to determine the pharmacokinetics of the drug. If the results do not meet clinical or market targets, the product is reformulated and retested. A formulation that emerges from this phase may be advanced into the final stage of development.

•

Pharmacokinetics (Phase I) and Clinical Testing for Demonstrating Efficacy and Safety (Phases II and III). The type of studies conducted in this phase are dependent on the regulatory requirements for each product candidate. For product candidates which are equivalent to existing marketed products, pharmacokinetic data demonstrating bioequivalence or similar bioavailability may be sufficient for obtaining regulatory approval. For novel formulations, new routes of administration or new clinical uses, we may need to conduct Phase II and/or Phase III clinical trials designed to demonstrate safety and efficacy prior to submitting an application for regulatory approval. See “ — Government Regulation.”

3.2.7     Government Regulation

Drug delivery and drug companies must comply with the regulatory framework applicable to the pharmaceutical industry. Although the approval process is similar in many countries, pharmaceutical companies are generally required to submit to the regulatory authorities extensive data and information prior to marketing the pharmaceutical product in a country.

Government authorities in all of our target markets, including Europe, the United States and other countries, extensively regulate, among other things, the research, development, testing, manufacture, packaging, labeling, promotion, advertising, distribution, marketing and export and import of drugs such as those we are developing.

In the United States, pharmaceutical products, such as ours, are regulated under federal laws and regulations administered by the FDA and state laws and regulations administered by state health agencies, while in the European Union, these products are regulated under laws and regulations administered by the Enterprise Directorate General, Pharmaceuticals and Cosmetics Unit, of the European Commission in Brussels, Belgium, with the assistance of the European Medicines Agency, or EMEA. We expect the United States and the European Union to be major markets for our products. A summary of the United States and European Union regulatory process follows below.

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United States

In the United States, drugs are subject to rigorous regulation by the FDA. The U.S. Federal Food, Drug, and Cosmetic Act, and other federal and state statutes and regulations, govern, among other things, the research, development, testing, manufacture, storage, record keeping, packaging, labeling, adverse event reporting, advertising, promotion, marketing, distribution, and import and export of pharmaceutical products. Failure to comply with applicable regulatory requirements may subject a company to a variety of administrative or judicially-imposed sanctions and/or the inability to obtain or maintain required approvals or to market drugs.

The steps ordinarily required before a new pharmaceutical product may be marketed in the United States include:

•	preclinical laboratory tests, animal studies and formulation studies under FDA’s good laboratory practices regulations, or GLPs;

•	the submission to the FDA of an investigational new drug application, or IND, which must become effective before human clinical trials may begin;

•

the execution of adequate and well-controlled clinical trials according to good clinical practice regulations, or GCPs, to establish the safety and efficacy of the product for each indication for which approval is sought;

•	submission to the FDA of an NDA;

•

satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product is produced to assess compliance with GMPs to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity; and

•	FDA review and approval of the NDA.

Preclinical tests include laboratory and animal evaluation of product pharmacology and toxicology. The conduct of the preclinical tests and formulation of compounds for testing must comply with federal regulations and requirements for GLPs and GMPs. Violation of GLPs may, in some cases, lead to invalidation of the studies, requiring the studies to be repeated. The results of preclinical testing and formulation development are submitted to the FDA as part of an IND.

The IND must become effective before clinical testing may commence. A 30-day waiting period after the submission of each IND is required prior to the commencement of clinical testing in humans. If the FDA has not commented on or questioned the IND within this 30-day period, clinical trials may begin. If the FDA has comments or questions, the questions must be answered to the satisfaction of the FDA before clinical testing can begin.

The FDA may refuse to accept the IND for review if applicable regulatory requirements are not met. Moreover, the FDA may delay or prevent the start of clinical studies if the manufacturing of the test drugs fails to meet GMP requirements or the clinical studies are not adequately designed. Such government regulation may delay or prevent the study and marketing of potential products for a considerable period of time and may impose costly procedures upon a manufacturer’s activities. In addition, the FDA may, at any time, impose a clinical hold on ongoing clinical trials. If the FDA imposes a clinical hold, clinical trials cannot continue without FDA authorization and then only under terms authorized by the FDA.

Success in early stage clinical trials does not assure success in later stage clinical trials. Data obtained from clinical activities are not always conclusive and may be susceptible to varying interpretations that could delay, limit or prevent regulatory approval. Even if a product receives regulatory approval, later discovery of

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previously unknown problems with a product may result in restrictions on the product or even withdrawal of the marketing approval for the product.

Clinical Trials

Clinical trials involve the administration of the drug to healthy volunteers or patients under the supervision of a qualified investigator. Clinical trials must be conducted in compliance with federal, state, and local regulations and requirements, under protocols detailing, for example, the objectives of the trial, the parameters to be used in monitoring safety and the efficacy criteria to be evaluated. Each protocol involving testing on human subjects must be submitted to the FDA as part of the IND prior to starting the trial. In addition, the study protocol and informed consent information for patients in clinical trials must be submitted for approval to institutional review boards at each local institution involved in the studies. Clinical trials to support NDAs for marketing approval are typically conducted in three sequential phases, but the phases may overlap. In Phase I, the drug is tested, generally in healthy volunteers, to assess metabolism, pharmacokinetics and safety, including side effects associated with increasing doses. Absorption, metabolism, distribution and excretion studies are generally performed at this stage.

Phase II usually involves trials in a limited patient population to determine optimum dosage, identify possible adverse effects and provide preliminary support for the efficacy of the drug for any new indication being studied.

If a compound demonstrates evidence of effectiveness and an acceptable safety profile in Phase I and II studies, Phase III trials are undertaken to further evaluate clinical efficacy and to further test for safety within an expanded patient population, typically at geographically dispersed clinical trial sites, in order to assess the overall benefit-risk relationship of the drug and provide an adequate basis for physician labeling. Phase I, Phase II or Phase III testing of any product candidate may not be completed successfully within any specified time period, if at all. In the case of drugs that are copies of previously approved drugs, which are also known as generic drugs, an applicant may submit an abbreviated new drug application, or ANDA, that demonstrates that the proposed generic product is "bioequivalent" to the previously approved product.

NDAs and ANDAs

After successful completion of the required clinical testing, generally an NDA, or an ANDA for generic drugs, is prepared and submitted to the FDA. In certain cases, an application for marketing approval may include information regarding safety and efficacy of a proposed drug that comes from studies not conducted by or for the applicant and for which the applicant has not obtained a specific right to reference those studies. Such applications, known as a 505(b)(2) NDA, are permitted for new drug products that incorporate previously approved active ingredients, even if the proposed new drug incorporates an approved active ingredient in a novel formulation or for a new indication. Section 505(b)(2) also permits the FDA to rely for such approvals on literature or on a finding by the FDA of safety and/or efficacy for a previously approved drug product. In addition, a 505(b)(2) NDA for changes to a previously approved drug product may rely on the FDA’s finding of safety and efficacy of the previously approved product coupled with new clinical information needed by FDA to support the change. FDA approval of the NDA or ANDA is required before marketing of the product may begin in the United States. The NDA must include the results of any clinical and other testing and a compilation of data relating to the product’s pharmacology, toxicology chemistry, manufacture and manufacturing controls. The cost of preparing and submitting an NDA may be substantial. Under U.S. federal law, the submission of NDAs, including 505(b)(2) NDAs, is generally subject to substantial application user fees, and the manufacturer and/or sponsor under an approved NDA are also subject to annual product and establishment user fees. These fees are typically increased annually. Currently, there are no fees assessed for ANDAs.

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The FDA has 60 days from its receipt of an NDA to determine whether the application will be accepted for filing based on the FDA threshold determination that the NDA is sufficiently complete to permit substantive review. Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA. Under U.S. federal law, the FDA has agreed to certain performance goals in the review of NDAs. Most such applications for non-priority drug products are to be reviewed within ten months. The review process may be significantly extended by FDA requests for additional information or clarification. The FDA may also refer applications for novel drug products or novel uses of drug products or drug products which present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee.

Before approving an application, the FDA will inspect the facility or facilities where the product is manufactured. The FDA will not approve the application unless GMP compliance is satisfactory. If the FDA determines that the NDA or ANDA, manufacturing process and manufacturing facilities are acceptable, the FDA may issue an approval letter, or, in some cases, an approvable letter followed by an approval letter. An approvable letter generally contains a statement of specific conditions that must be met in order to secure final approval of the application. If and when those conditions have been met to the FDA’s satisfaction, the FDA will typically issue an approval letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. As a condition of approval, the FDA may require post approval testing and surveillance to monitor the drug’s safety or efficacy and may impose other conditions, including labeling restrictions on the use of the drug which can materially impact its potential market and profitability. Once granted, product approvals may be withdrawn if compliance with regulatory standards for manufacturing and quality control are not maintained or if additional safety problems are identified following initial marketing.

If the FDA’s evaluation of the NDA submission or manufacturing processes and facilities is not favorable, the FDA may refuse to approve the NDA or ANDA and may issue a not approvable letter. The not approvable letter outlines major deficiencies in the submission and often requires substantial additional testing or information in order for the FDA to reconsider the application. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

The Pediatric Research Equity Act, or PREA, requires NDAs (or NDA supplements) for a new active ingredient, new indication, new dosage form, new dosing regimen, or new route of administration to contain data assessing the safety and efficacy for the claimed indication in all relevant pediatric subpopulations. Data to support dosing and administration also must be provided for each pediatric subpopulation for which the drug is safe and effective. FDA may grant deferrals for the submission of data, or full or partial waivers from the PREA requirements.

Once the NDA or ANDA is approved, the sponsor of the product will be subject to certain post-approval requirements, including requirements for adverse event reporting and submission of periodic reports. Also, some types of changes to the approved product, such as manufacturing changes and labeling claims, are subject to further FDA review and approval. Additionally, the FDA strictly regulates the promotional claims that may be made about prescription drug products. In particular, the FDA requires substantiation of any claims of superiority of one product over another including, in many cases, requirements that such claims be proven by adequate and well controlled head-to-head clinical trials. To the extent that market acceptance of our products may depend on their superiority over existing therapies, any restriction on our ability to advertise or otherwise promote claims of superiority, or requirements to conduct additional expensive clinical trials to provide proof of such claims, could negatively affect the sales of our products and our costs.

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Once an NDA, including a 505(b)(2) NDA, is approved, the product covered thereby becomes a "listed drug" which can, in turn, be cited by potential competitors in support of approval of an ANDA. Specifically, a generic drug that is the subject of an ANDA must be bioequivalent and have the same active ingredient(s), route of administration, dosage form, and strength, as well as the same labeling, with certain exceptions, as the listed drug. If the FDA deems that any of these requirements are not met, additional data may be necessary to seek approval.

ANDA applicants do not have to conduct extensive clinical trials to prove the safety or efficacy of the drug product; rather, they are required to conduct less rigorous bioequivalence testing. Drugs approved in this way are commonly referred to as “generic equivalents” to the listed drug, are listed as such by the FDA, and can often be substituted by pharmacists under prescriptions written for the original listed drug.

With respect to NDAs, U.S. federal law provides for a period of three years of exclusivity following approval of a listed drug that contains previously approved active ingredients but is approved in a new dosage, dosage form, route of administration or combination, or for a new use, the approval of which was required to be supported by new clinical trials, other than bioavailability studies, conducted by or for the sponsor. During this three-year period the FDA cannot grant effective approval of an ANDA or a 505(b)(2) NDA for the same conditions of approval under which the NDA was approved.

U.S. federal law also provides a period of five years following approval of a new chemical entity, that is a drug containing no previously approved active ingredients, during which ANDAs for generic versions of those drugs, as well as 505(b)(2) NDAs, cannot be submitted unless the submission contains a certification that the listed patent is invalid or will not be infringed, in which case the submission may be made four years following the original product approval. If an ANDA or 505(b)(2) NDA applicant certifies that it believes one or more listed patents are invalid or not infringed, it is required to provide notice of its filing to the NDA sponsor and the patent holder. If the patent holder or exclusive patent licensee then initiates a suit for patent infringement against the ANDA or 505(b)(2) NDA sponsor within 45 days of receipt of the notice, the FDA cannot grant effective approval of the ANDA or 505(b)(2) NDA until either 30 months has passed or there has been a court decision holding that the patents in question are invalid or not infringed. If an infringement action is not brought within 45 days, the ANDA or 505(b)(2) NDA applicant may bring a declaratory judgement action to determine patent issues prior to marketing. If the ANDA or 505(b)(2) NDA applicant certifies as to the date on which the listed patents will expire, then the FDA cannot grant effective approval of the ANDA or 505(b)(2) NDA until those patents expire. The first ANDA(s) submitting substantially complete application(s) certifying that listed patents for a particular product are invalid or not infringed may qualify for a period of 180 days of marketing exclusivity, starting from the date of the first commercial marketing of the drug by the applicant and during which subsequently submitted ANDAs cannot be granted effective approval. The first ANDA applicant can forfeit its exclusivity, under certain circumstances, for example if it fails to market its product or meet other regulatory requirements within specified time periods.

From time to time, including presently, legislation is drafted and introduced in Congress that could significantly change the statutory provisions governing the approval, manufacturing and marketing of drug products. In addition, FDA regulations and guidance are often revised or reinterpreted by the agency in ways that may significantly affect our business and our product candidates. It is impossible to predict whether legislative changes will be enacted, or FDA regulations, guidance or interpretations changed, or what the impact of such changes, if any, may be.

European Economic Area

A medicinal product may only be placed on the market in the European Economic Area, or EEA, composed of the 25 European Union Member States, plus Norway, Iceland and Lichtenstein, when a marketing authorization, referred to as a national authorization, has been issued by the competent authority of a

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member state, or EEA country, for its own territory or when an MA, referred to as a Community authorization, has been granted in accordance with Regulation (EC) No. 726/2004 for the entire EEA. In 1995, when the European system for authorizing medicinal products was introduced, the EMEA began its activities. The EMEA’s main responsibility is the protection and promotion of public health, through the evaluation and supervision of medicines for human and veterinary use. The EMEA works as a network, bringing together the scientific resources of the European Union Member States for the evaluation and supervision of medicines in Europe. The EMEA also undertakes inspections of production facilities to assure compliance with GMP, GCP, GLP and other quality assurance systems.

The type and extent of data to be submitted to support an MA application in the European Union depends on the amount of information already publicly available for a particular medicinal product or its active ingredient for a specific treatment. There are three principal forms of MA applications:

•

Complete Applications. These are applications for products containing drugs not previously approved within the European Union and must contain complete results of physico-chemical, biological or microbiological tests, full information on all pharmacological and toxicological tests, as well as appropriate clinical trials of safety and efficacy.

•

Mixed Data Applications. These are applications for products that develop different pharmaceutical forms of drugs previously approved within the European Union. In these applications, published scientific literature is presented together with original results of tests and trials. It is possible to replace results of pharmacological and toxicological tests or clinical trials by detailed references to published scientific literature if it can be demonstrated that the constituent(s) of a medicinal product have a well established medicinal use, with recognized efficacy and an acceptable level of safety. However, if the drug contained in the product is to be used for an entirely new therapeutic use, it is not possible to refer solely to the drug’s prior use; instead, additional data on the new therapeutic indication together with appropriate safety data would need to be provided.

•

Abridged Applications. These are applications for products essentially similar to ones already on the market in the member country and which applications do not require the provision of results of pharmacological and toxicological tests or the results of clinical trials. This applies if the product candidate is essentially similar to an authorized product in the member state and either consent has been obtained from the company responsible for the marketing of the original product to reference the pharmacological, toxicological or clinical references or if the product candidate is essentially similar to a product authorized within the European Union for not less than eight to ten years and is marketed within the member state for which the application is made. Abridged MA applications must demonstrate the safety and efficacy of the medicinal product and justify the content of the application.

With the MRP, an MA application for drugs is made in a single member state (i.e., a national authorization) and marketing authorization may then be granted in other states of the European Union. With the centralized procedure, a community authorization is obtained which is valid for the entire EEA. A Community authorization is mandatory for medicines manufactured using certain biotechnological processes and is optional for innovative medicinal products, e.g., new drugs and medicinal products administered by means of new delivery systems, which, in the opinion of the EMEA, constitute a significant innovation or for medicinal products presented for an entirely new indication which, in the opinion of the EMEA, are of significant therapeutic interest.

The centralized application procedure involves making an application directly to the EMEA which is then assessed by the Committee for Medicinal Products for Human Use, or CHMP, during an evaluation period that may last up to 210 days. Upon completion of the evaluation, the EMEA has 15 days to submit the CHMP’s opinion to the Commission in Brussels which has 15 days to prepare a draft decision. This draft decision is then sent to a committee composed of representatives of the member states for additional

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comments. Ultimately, if successful, an MA is issued. MAs obtained by means of this centralized application procedure are valid for an initial five-year period, renewable on the basis of a re-evaluation by the EMEA.

The MRP involves making an application to an individual member state, known as the RMS, whose approval is then recognized in other member states. Under this process, the RMS has 90 days after receipt of a valid application to provide an assessment report, together with the approved Summary of Product Characteristics, or SmPC, to the member states and the MA holder. The other member states then have 90 days to recognize the decision of the RMS and the SmPC as approved by it. If the member states fail to reach an agreement because one of them considers that there are grounds for supposing that the authorization of the medicinal product may present a potential serious risk to public health, the disagreement may be submitted to the appropriate EMEA scientific committee for arbitration. The decision that ultimately results from this process is binding on all concerned member states and the MA holder. Other member states not directly concerned at the time of the decision are also bound as soon as they receive an MA application for the same product.

Other Countries

In addition to regulations in the United States and the European Union, we are subject to a variety of other foreign regulations governing clinical trials and commercial sales and distribution of drugs in other countries. Whether or not we obtain FDA approval for a product, we must obtain approval of a product by the comparable regulatory authorities of foreign countries before we can commence clinical trials or marketing of the product in those countries. The approval process varies from country to country, and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country.

Related Matters

From time to time, legislation is drafted, introduced and passed in governmental bodies that could significantly change the statutory provisions governing the approval, manufacturing and marketing of products regulated by the FDA or EMEA and other regulatory bodies to which we are subject. In addition, regulations and guidance are often revised or reinterpreted by the national agency in ways that may significantly affect our business and our product candidates. It is impossible to predict whether such legislative changes will be enacted, or FDA or EMEA regulations, guidance or interpretations changed, or what the impact of such changes, if any, may be. We may need to adapt our business and product candidates and products to these changes that occur in the future.

3.2.8     Pharmaceutical Pricing and Reimbursement

In the United States and markets in other countries, sales of any products for which we receive regulatory approval for commercial sale will depend in part on the availability of reimbursement from third-party payors. Third-party payors include government health administrative authorities, managed care providers, private health insurers and other organizations. These third-party payors are increasingly challenging the price and examining the cost-effectiveness of medical products and services. In addition, significant uncertainty exists as to the reimbursement status of newly approved healthcare product candidates. We may need to conduct expensive pharmacoeconomic studies in order to demonstrate the cost-effectiveness of our products. Our product candidates may not be considered cost-effective. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development.

In 2003, the United States government enacted legislation providing a partial prescription drug benefit for Medicare recipients, beginning in 2006. Government payment for some of the costs of prescription drugs

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may increase demand for any products for which we receive FDA marketing approval. However, to obtain payments under this program, we would be required to sell products to Medicare recipients through drug procurement organizations operating pursuant to this legislation. These organizations would negotiate prices for our products, which are likely to be lower than we might otherwise obtain. Federal, state and local governments in the United States continue to consider legislation to limit the growth of healthcare costs, including the cost of prescription drugs. Future legislation could limit payments for pharmaceuticals including our once-daily tramadol product and other drug candidates that we are developing.

In addition, an increasing emphasis on managed care in the United States has increased and will continue to increase the pressure on pharmaceutical pricing. The marketability of any products for which we receive regulatory approval for commercial sale may suffer if the government and third-party payors fail to provide adequate coverage and reimbursement.

In some countries, particularly the countries of the EEA, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time and delay the placing on the market of a product. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidate to other available therapies.

3.2.9     Employees

As at February 22, 2007, we had 134 full-time employees, 82 of whom work in our research and development and regulatory and clinical development groups and 52 in business development and administration. 22 of our employees hold doctorate degrees, 24 hold masters degrees, three are M.D. graduates and an additional 48 have bachelor degrees.

We are not a party to any collective bargaining agreements. We consider our relations with our employees to be good and our operations have never been interrupted as the result of a labour dispute.

3.2.10     Facilities

In April 2003, we moved to our new corporate headquarters in the Parc scientifique et de haute technologie in Laval, Québec, which we now occupy under a 15-year lease. This 48,180 square-foot facility now houses both our corporate offices as well as our laboratory and pilot plant for producing GMP-grade clinical supplies. Our new facility has consolidated our employees from three separate locations and will allow us to develop an expanded number of products more efficiently and economically.

Labopharm Europe Limited, our wholly-owned European subsidiary, leases administrative facilities of 1,711 square feet in Dublin, Ireland.

4.	RISK FACTORS

4.1	Risks Related to our Business

We have not generated significant revenues to date, and expect to continue to experience losses for at least the next year.

For the year ended December 31, 2006, we had a net loss of C$23.9 million. As at December 31, 2006, we had an accumulated deficit of approximately C$168.4 million. We have incurred losses in each year of our operations and we expect to continue to experience losses for at least the next year.

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We expect our operating expenses to continue to be significant. The process of developing our product candidates requires significant laboratory testing, manufacturing development, validation and clinical trials to support regulatory approvals. In addition, we must establish sales, marketing and manufacturing capabilities, either through internal hiring or through contractual relationships with others, to commercialize our product candidates, which we expect will require us to increase our selling, general and administrative expenses over the next several years. As a result, we will need to generate significant revenues to achieve profitability.

We believe our future profitability will depend on a number of factors, including:

•	sales of our once-daily tramadol product;

•	payments from Purdue under our U.S. collaboration with Purdue, including milestone payments;

•	our selling, general and administrative expenses; and

•	our development of other products.

We may never achieve profitability. Even if we achieve profitability, we may not be able to maintain profitability on an annual or quarterly basis. Our failure to become and remain profitable would depress the market price of our common shares and could impair our ability to raise capital, expand our business, expand our product pipeline or continue our operations.

We depend heavily on the success of our lead product candidate, our once-daily tramadol, and if our NDA for our once-daily tramadol product is not approved by the FDA on a timely basis or at all, it would have a material adverse effect on our business.

We have invested a significant portion of our financial resources in the development of our lead product candidate, our once-daily tramadol. We anticipate that in the near term our ability to generate significant revenues will depend primarily on the successful development and commercialization of this product, especially in the United States. Although we have several other products under development, they are at an earlier stage of development.

Regulatory approval of our once-daily tramadol product has been obtained in certain European countries but not the United States. In November 2005, we submitted an NDA for our once-daily tramadol product to the FDA under Section 505(b)(2) of the U.S. Federal Food, Drug, and Cosmetic Act. The NDA was accepted for review and filed by the FDA in January 2006.

In September 2006, we received an approvable letter from the FDA for our once-daily tramadol product indicating that it is approvable subject to the resolution of certain issues. In December 2006, we submitted a complete response to the approvable letter issued by the FDA. It included additional analysis of our existing data. Our response was accepted in January 2007 for review by the FDA as complete. The action date assigned by the FDA under the PDUFA is June 19, 2007. In addition, we concurrently appealed the action taken by the FDA in its approvable letter utilizing the Formal Dispute Resolution process. If the NDA for our once-daily tramadol product is not approved on a timely basis the milestone payment due to us from Purdue upon NDA approval could be reduced or eliminated and our business could be adversely affected. For instance, the FDA could take action on our NDA by the PDUFA date, but not approve the NDA, or require us to provide additional data.

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Our products, including our once-daily tramadol product, if approved for marketing, may fail to achieve market acceptance.

Any products we successfully develop, including our once-daily tramadol product, if approved for marketing, may not achieve market acceptance and, as a result, may not generate significant revenues. Market acceptance of our products by hospitals, physicians or patients will depend on a number of factors, including:

•	our ability to provide acceptable evidence of safety and efficacy;

•	relative convenience and ease of administration;

•	the prevalence and severity of any adverse side effects;

•	pricing and cost effectiveness, which may be subject to regulatory control;

•	availability, cost and effectiveness of alternative treatments;

•

availability and cost of competing versions of our products, including OMI’s once-daily tramadol product which was launched in the United States in February 2006, once-daily and twice-daily tramadol products being sold in Europe and generic immediate release tramadol products that are available worldwide;

•	effectiveness of our collaborators’ and distributors’ sales and marketing strategy; and

•	our ability to obtain sufficient third-party insurance coverage or reimbursement.

If any product that we commercialize does not provide a treatment regimen that is as beneficial as the current standard of care or otherwise does not provide patient benefit, that product likely will not achieve market acceptance. This may result in a shortfall in revenues and an inability to achieve or maintain profitability.

Competition in the pharmaceutical industry is intense, and if we fail to compete effectively, our business, financial condition and results of operations will suffer.

We are engaged in a business characterized by extensive research efforts, rapid technological developments and intense competition. Any product that we develop may not compete successfully. Given that our business is reformulating existing drugs, our product candidates will face competition from generic and branded formulations of the existing drugs we reformulate. For instance, our once-daily tramadol product faces competition in the United States from OMI, which launched its own once-daily formulation of tramadol under license from Biovail in February 2006 and may benefit from its first to market position. We may also face competition from Cipher, which submitted an NDA to the FDA in 2006 for its once-daily formulation of tramadol. In Europe, our once-daily tramadol product faces competition from the multiple tramadol formulations that are widely available, including extended release tramadol formulations for once-daily dosing that have been and are marketed in certain European countries, including the United Kingdom, Belgium, France, Germany and Spain. Similarly, generic immediate release tramadol products are available worldwide. Our once-daily tramadol product will also face competition from non-narcotic analgesics, other opioids and NSAIDs, including COX-2 inhibitors, which are used for the treatment of moderate to severe pain. We expect that successful competition will depend, among other things, on product efficacy, safety, reliability, availability, timing and scope of regulatory approval, costs of supply, marketing and sales capabilities, reimbursement, patent positions and price.

We expect competition to increase as technological advances are made and commercial applications broaden. In addition, research and development activities by competitors may render our products obsolete or uneconomical. In commercializing our initial product candidates, and any additional product candidate we

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develop using our drug delivery technologies, we will face substantial competition from large pharmaceutical, biotechnology and other companies, universities and research institutions. To the extent that we develop or market products incorporating drugs that are off-patent, or are being developed by multiple companies, we will face competition from other companies developing and marketing similar products.

Relative to us, we believe that most of our competitors have substantially greater capital resources, research and development staff, facilities and experience in conducting clinical trials and obtaining regulatory approvals, as well as in manufacturing and marketing pharmaceutical products. Many of our competitors may achieve product commercialization or patent protection earlier than we will. Finally, our competitors may use different technologies for, or approaches to, the development of products similar to the products we are seeking to develop.

We may require additional funding and may not be able to raise additional capital in which case we will be unable to complete planned clinical trials, obtain regulatory approvals or commercialize our product candidates.

In the future, we will require substantial future capital in order to continue to conduct the research and development, clinical and regulatory activities necessary to bring our product candidates to market and to establish commercial manufacturing, marketing and sales capabilities. We believe that our current cash and cash equivalents and short-term investments and anticipated revenues from our once-daily tramadol product, will be sufficient to enable us to fund our operating expenses and capital expenditures for at least the next two years. Our future capital requirements will depend on many factors, including the following factors:

•	time and costs involved in performing clinical trials and obtaining regulatory approvals;

•	costs of manufacturing and supply;

•	costs of establishing or contracting for sales and marketing capabilities;

•	progress of clinical and formulation development;

•	establishment of agreements with collaborators and distributors and activities required for product commercialization;

•	number of product candidates we pursue;

•	revenues from sales of our once-daily tramadol product or from our collaborators and distributors in connection with our once-daily tramadol product;

•	costs involved in filing and prosecuting patent applications and enforcing or defending patent claims; and

•	existence, availability and the rate of refundable tax credits attributable to scientific research and development expenditures carried out in Québec, Canada.

We intend to seek additional funding from a variety of sources, including additional public or private financings and collaborative relationships, to fund all or a part of particular programs. Our ability to obtain funding will depend in part upon prevailing capital market conditions and our business performance. Any additional equity financings may significantly dilute existing shareholders.

If we cannot obtain adequate funds or funds on reasonable terms, we may need to:

•	terminate or delay clinical trials for one or more of our product candidates;

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•	delay our establishment of sales or marketing capabilities;

•	curtail significant product development programs that are designed to identify new product candidates; and

•	sell or assign rights to our technologies or product candidates.

We may not achieve our projected development goals in the time frames we announce and expect.

We set goals for and make public statements regarding our expected timing of meeting the objectives material to our success, such as the commencement and completion of clinical trials, anticipated regulatory approval and product launch dates. The actual timing of these forward looking events can vary dramatically due to factors such as delays or failures in our clinical trials, the need to develop additional data required by regulators as a condition of approval, the uncertainties inherent in the regulatory approval process and delays in achieving manufacturing or marketing arrangements necessary to commercialize our product candidates.

If our clinical trials do not produce successful results, we will not be able to commercialize our product candidates.

No product can receive regulatory approval unless human clinical trials show safety and efficacy for each target indication or bioequivalence to an approved drug in accordance with applicable regulatory requirements and standards. Success in pre-clinical studies and early clinical trials does not ensure that later clinical trials will be successful and interim results from clinical trials do not necessarily predict the final results of such trials. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks from their inability to satisfy these requirements in late-stage clinical trials, even after achieving promising results in early-stage clinical studies. Data obtained from pre-clinical and clinical activities are subject to varying interpretations by regulatory agencies that could delay, limit or prevent regulatory agency approval. Clinical trials for our once-daily tramadol product may not successfully address the concerns of regulatory authorities.

The timing and success of clinical trials depend on various factors, including:

•

sufficient patient enrolment which may be affected by the incidence of the disease studied, the size of the patient population, the nature of the protocol, the proximity of patients to clinical sites, the eligibility criteria for a patient to participate in the study and the rate of patient drop-out;

•	regulatory agency policies regarding requirements for approval of a drug;

•	our capacity to produce or have produced clinical trial material in sufficient quantities and of sufficient quality to meet the schedule for our planned clinical trials; and

•	performance by third parties, such as clinical research organizations, on whom we rely to support our clinical trials.

A failure of one or more of our clinical trials can occur at any stage of testing. If clinical trials do not show any potential product to be safe and effective, if we are required to conduct additional clinical trials or other testing of our products in development beyond those that we currently contemplate or if we are unable to successfully complete our clinical trials or other testing, we may:

•	be delayed in obtaining marketing approval for our products;

•	not be able to obtain marketing approval for our products; or

•	obtain approval with limitations or restrictions, such as limitations on the indications for use.

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Our product development costs may also increase if we experience delays in testing or approvals or have to conduct additional testing. In addition, significant clinical trial and regulatory delays also could allow our competitors to bring products to market before we do and impair our ability to commercialize our products.

If we fail to obtain regulatory approvals for our product candidates under development, we will not be able to commercialize our products.

We must receive regulatory approval of a product candidate before it can be commercialized. The research, development, testing and manufacturing of any product candidate we develop independently or in collaboration with third parties, as well as the distribution, marketing, promotion, advertising, and record keeping of such product candidate, are regulated by numerous federal, state, provincial and local governmental authorities, principally the FDA in the United States, and other similar agencies in other countries. The approval procedures in the United States vary depending on such factors as the novelty of the drug and its intended use and also vary among countries. Changes in regulatory approval policies during the development period, changes in or the enactment of additional statutes or regulations or changes in regulatory review for each submitted product application, may cause delays in the approval or rejection of an application. The FDA has substantial discretion in the approval process and may refuse to accept any application or may decide that our data are insufficient for approval and require additional preclinical, clinical or other studies. The development and regulatory approval process in each jurisdiction takes many years, requires the expenditure of substantial resources, is uncertain and subject to delays. In addition, approval by a regulatory authority of one country does not ensure the approval by regulatory authorities of other countries.

Failure to obtain regulatory approval, any delay or setback in obtaining regulatory approval, any limitation on drug use required as a condition of approval could:

•	adversely affect our ability to market any drugs we develop independently or with collaborators;

•	affect our ability to negotiate collaboration or distribution agreements or continue current agreements with certain collaborators or distributors;

•	impose additional costs and diminish any competitive advantages that we may attain; or

•	adversely affect our ability to generate product sales and/or royalties based on these sales.

Even if we obtain marketing approval, there may be limits on the approval and our products will be subject to ongoing regulatory review and regulatory requirements. If we fail to comply with these requirements, we could lose marketing approval and sales of any approved commercial products could be suspended.

Even if regulatory approval of a product is granted, the approval may be subject to limitations on the uses for which the product may be marketed or to conditions of approval, which could affect the marketability of the product. In addition, the terms of approval may contain requirements for costly post-market follow-up studies or post-market surveillance to monitor the safety or efficacy of the product, which could reduce our revenues, increase our expenses or render the approved product not commercially viable. For example, the FDA has indicated that if our once-daily tramadol product is approved, it would likely require us to implement a risk management program in order to monitor the potential abuse, misuse, or diversion of our product.

Also, an NDA is required to contain adequate data to assess the safety and efficacy of the drug for the claimed indication in all relevant pediatric subpopulations. We have requested from the FDA a waiver of this requirement for children under 12 years of age, and a deferral for children 12 years and older. If the FDA grants our waiver and deferral requests, we expect to satisfy the FDA’s pediatric pharmacokinetic requirements by conducting studies on a post-approval basis in adolescents who are 12 to 16 years old.

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If we receive regulatory approval to market a particular product, we will be subject to extensive ongoing regulatory requirements, including requirements relating to registration, manufacturing, labeling, advertising, promotion, adverse event reporting, packaging, distribution, storage, and record keeping. In addition, the manufacturing facilities for such product will be subject to continual review and periodic inspections by regulatory authorities. If we fail to comply with the regulatory requirements of the FDA and other applicable United States and foreign regulatory authorities, or if previously unknown problems with any approved commercial products, manufacturers or manufacturing processes are discovered, we could be subject to administrative or judicially imposed sanctions or other setbacks, including:

•	restrictions on the products, manufacturers or manufacturing processes;

•	warning letters;

•	civil or criminal penalties;

•	fines;

•	injunctions;

•	product seizures or detentions;

•	import or export bans or restrictions;

•	product recalls and related publicity requirements;

•	suspension or withdrawal of regulatory approvals;

•	total or partial suspension of production; and

•	refusal to approve pending applications for marketing approval of new products or supplements to approved applications.

In addition, as clinical experience with a drug expands after approval because it is typically used by a greater number and more diverse group of patients after approval than during clinical trials, side effects and other problems may be observed after approval that were not seen or anticipated during pre-approval clinical trials or other studies. Any adverse effect observed after the approval and marketing of a product candidate could result in limitations on the use of or withdrawal of marketing approval for the product.

Also, the United States or other countries’ statutes, regulations, or policies may change and additional statutes or government regulations or policies may be enacted which could prevent, or impose additional restrictions on the continued marketing of drug products. We cannot predict the likelihood, nature or extent of adverse governmental regulation that might arise from future legislative or administrative action, either in the United States or abroad. For example, the Drug Enforcement Administration, or the DEA, currently does not regulate tramadol as a controlled substance. However, tramadol has been under review by the DEA since July 2004 because of the potential for abuse and because of reports received of actual abuse of tramadol products. As a result, the DEA may determine that tramadol should be regulated as a controlled substance in the future. DEA regulation would impose significant additional requirements on our business. We may be slow to adapt, or we may never adapt, to changes in existing requirements or adoption of new requirements or policies. If we are slow to adapt, or are unable to adapt, to changes in existing regulatory requirements or adoption of new regulatory requirements or policies, we may lose marketing approval for our products when and if any of them are approved, resulting in decreased revenue from milestones, product sales or royalties.

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Claims by other companies that we infringe their intellectual property rights may result in liability for damages or stop our development and commercialization efforts, including with respect to our once-daily tramadol product.

We are aware of issued United States, Canadian and European patents that contain claims that might be infringed by our once-daily tramadol product. If our once-daily tramadol product or our other product candidates infringe or were claimed to infringe a valid claim of a third-party patent, including these patents, we may choose or may be required to obtain a license under such patent or seek a court judgment that such patent claims are invalid. Any patent litigation in which we are involved, whether brought against us or brought by us to invalidate a patent would be costly and could divert our technical and management personnel from their normal responsibilities, and we may not have sufficient financial resources to conduct such litigation. Any adverse outcome of such litigation or settlement of such a dispute could subject us to significant liabilities and could require us to stop developing our product candidates, stop selling our products or enter into royalty or licensing agreements which may or may not be available on terms acceptable to us, if at all. Even if we were able to obtain a license, the rights may be non-exclusive, which could result in our competitors gaining access to the same intellectual property. If we do not obtain any required licenses or sublicenses, we could encounter delays in product introductions while we attempt to design around these patents, or could find that the development, manufacture or sale of products requiring these licenses is foreclosed to us.

If we obtain a license to patents from a third party, as we have obtained under our agreement with Purdue, we will need to comply with the terms of the license or risk termination of the license and the rights to practice the technology covered by such license.

A number of patent applications may be currently pending or may be filed by third parties in the future for technologies generally related to our business, including patent applications that remain confidential after filing. Due to these factors and the inherent difficulty in conducting patent searches and interpreting their results, there can be no guarantee that we will not violate third-party patent rights that we have not yet identified.

Many of our competitors have obtained or may be in the process of obtaining patents covering products and processes generally related to some of our products and processes, and they may assert their rights in these patents against us. Moreover, these competitors may have sought or may seek additional patents that could cover aspects of our technology. As a result, there is a greater likelihood of a patent dispute than would be expected if our competitors were pursuing unrelated products or technologies.

In addition, a competitor may claim misappropriation of a trade secret by an employee hired from that competitor. Any patent infringement or trade secret misappropriation action could cause us to incur substantial costs defending the lawsuit and could distract our management from our business, even if the allegations of infringement or misappropriation are unwarranted. The defense of multiple claims could have a disproportionately greater impact. Furthermore, a party making this type of claim could secure a judgment that requires us to pay substantial damages. A judgment could also include an injunction or other court order that could prevent us from making, using, selling, offering for sale or importing our products or prevent our customers from using our products. If a court determined or if we independently discovered, that any of our products or manufacturing processes violated third-party proprietary rights, we may not be able to reengineer the product or processes to avoid those rights, or to obtain a license under those rights on commercially reasonable terms, if at all. As a result, we could be prevented from commercializing our product candidates dependant on those third-party rights.

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We may become involved in lawsuits to protect or enforce our intellectual property rights that would be expensive and time consuming.

In order to protect or enforce our intellectual property rights, we may initiate litigation against third parties. In addition, we may become subject to interference or opposition proceedings conducted in patent and trademark offices to determine the priority of inventions. The defense of intellectual property rights, including patent rights, through lawsuits, interference or opposition proceedings, and other legal and administrative proceedings, would be costly and could divert our technical and management personnel from their normal responsibilities and we may not have sufficient financial or other resources to conduct such defence. Any adverse outcome of such litigation, proceedings or settlement of such dispute may require us to enter into royalty or licensing agreements which may or may not be available on terms acceptable to us, if at all, and could put one or more of our patents at risk of being invalidated or interpreted narrowly and could put our patent applications at risk of not issuing.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. For example, confidential information may be inadvertently disclosed in the form of documents or testimony in connection with discovery requests, depositions or trial testimony. This disclosure would provide our competitors with access to our proprietary information and may harm our competitive position.

Rapid technological change could make our products or drug delivery technologies obsolete.

Pharmaceutical technologies are subject to rapid and significant technological change. We expect our competitors will develop new technologies and products that may render our products and drug delivery technologies uncompetitive or obsolete. The products and drug delivery technologies of our competitors may be more effective than the products and drug delivery technologies developed by us. As a result, our products may become obsolete before we recover expenses incurred in connection with their development or realize revenues from any commercialized product.

We have received regulatory approval for only one product that uses any of our drug delivery technologies.

Our drug delivery technologies can be quite complex, with many different components. The development required to take a technology from its earliest stages to its incorporation in a product that is sold commercially can take many years and cost a substantial amount of money. Significant technical challenges are common as products incorporating our technologies progress through development, particularly in the first product candidate incorporating a new technology. No product employing our Contramid technology has received regulatory approval, other than our once-daily tramadol product, which has been approved in certain European countries. We have not received regulatory approval in any country for any product that uses our PNDS technologies. In addition, any particular technology may not perform in the same manner when used with different therapeutic agents and therefore these technologies may not prove to be as useful or valuable as originally thought, resulting in additional development work. If our efforts do not repeatedly lead to successful development of product candidates, we may not be able to grow our pipeline or to enter into agreements with distributors or collaborators who are willing to distribute or develop our product candidates. Delays or unanticipated increases in costs of development at any stage, or failure to solve a technical challenge, could adversely affect our operating results.

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If we are unable to protect our intellectual property rights, our competitors may develop and market products with similar features to our products which may reduce demand for our products and inhibit their effective commercialization.

We will be able to protect our intellectual property rights from unauthorized use by third parties only to the extent that our intellectual property rights are covered by valid and enforceable patents or are effectively maintained as trade secrets. We try to protect our intellectual property position by filing patent applications related to our proprietary technology, inventions and improvements that are important to the development of our business. Because the patent position of pharmaceutical companies involves complex legal and factual questions, the issuance, scope and enforceability of patents cannot be predicted with certainty. Patents, if issued, may be challenged, invalidated or circumvented. If our patents are invalidated, we will lose the ability to exclude others from making, using or selling the invention claimed. Moreover, an issued patent does not guarantee us the right to practice the patented technology or commercialize a product using that technology. Third parties may have blocking patents that could be used to prevent us from developing our product candidates, selling our products or commercializing our patented technology. Thus, any patents that we own or license from others may not allow us to exploit the rights conferred by our intellectual property protection. Our future and pending patent applications may not result in patents being issued. Even if issued, they may not be issued with claims sufficiently broad to protect our products and technologies or may not provide us with a competitive advantage against competitors with similar products or technologies. Furthermore, others may independently develop products or technologies similar to those that we have developed or discover our trade secrets. In addition, the laws of many countries do not protect our intellectual property rights to the same extent as the laws of the United States, and those countries may also lack adequate rules and procedures for defending our intellectual property rights.

We also rely on trade secrets, know-how and technology, which are not protected by patents, to maintain our competitive position. We try to protect this information by entering into confidentiality undertakings with parties that have access to it, such as our current and prospective distributors, collaborators, employees and consultants. Any of these parties may breach the undertakings and disclose our confidential information or our competitors might learn of the information in some other way. Enforcing a claim that a third party illegally obtained and is using our trade secrets is expensive and time consuming and the outcome is unpredictable. In addition, courts outside the United States may be less willing to or may not protect trade secrets. If any trade secret, know-how or other technology not protected by a patent were to be disclosed to or independently developed by a competitor, our competitive position would be harmed.

Disputes may arise regarding the ownership or inventorship of our products and technologies.

From time to time we may become involved in disputes relating to the ownership or inventorship of our products and technologies. We have not yet completed the filing of the assignments of patents from the original inventors to us for certain of our patents and we have not yet obtained executed assignments of patents from all of the inventors for this subset of our patents. If we are unsuccessful in obtaining these assignments of patents or are otherwise not able to establish our ownership of the invention covered by the patents, we may face additional expense in perfecting our title to these patents and our business may be adversely affected.

In the past we have entered into agreements that may require us to make royalty payments, which would adversely affect our operating results and financial condition.

We have entered into purchase and development agreements that may obligate us to make royalty payments. In 1994, concurrently with the purchase of a controlled-release technology from Université de Montréal and Université du Québec à Montréal, we acquired a right of first refusal with respect to any improvements and additions to the purchased technology for which we agreed to pay royalties of 4% on net

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revenues that we receive from the commercialization of the technology purchased in 1994. On February 7, 2005, Université de Montréal and Université du Québec à Montréal served us with a motion to institute legal proceedings in the Superior Court of Québec. The motion seeks payment of royalties allegedly owed by us with respect to the commercialization of the purchased technology and any improvements and additions thereto, and its use in various of our product candidates, including our once-daily tramadol product. It is our position that we are not commercializing that particular technology that had been purchased in 1994 or any improvements or additions thereto and that we do not use it in our once-daily tramadol product or any of our product candidates. Consequently, we consider that no amounts are owing and we are vigorously contesting the motion. This matter is in the examination for discovery phase of the proceedings.

However, despite our views regarding the merits of legal proceedings, in each case, if a court were to determine that we are obligated to make royalty or other payments, our operating results and financial condition may be adversely affected.

We currently have a single source of supply for our Contramid cross-linked high amylose starch.

We have an exclusive supply agreement with Cargill to purchase from Cargill all of our requirements for cross-linked high amylose starch comprising our bulk Contramid. This agreement expires on the later of November 4, 2018 or the expiry date of the last to expire patent covering the Contramid technology. It may be difficult to find another manufacturer if Cargill is unable to supply us with a sufficient quantity of our Contramid cross-linked high amylose starch or if we are forced for any reason to find another manufacturer. Cargill may terminate the manufacturing agreement if we fail to make payments that are due or become insolvent. If Cargill decides to cease manufacturing Contramid, Cargill may also terminate the agreement, subject to Cargill using reasonable efforts to notify us at least two years in advance of such termination We believe that it would take any other company at least a year to develop and certify the necessary processes to manufacture our Contramid technology on terms acceptable to us. There may not be third-party manufacturers that are able to meet our volume or quality requirements at a price that is as favorable to us as the price that we currently have with Cargill. Any financial, operational, production or quality assurance difficulties experienced by these third-party manufacturers that result in a reduction or interruption in supply to us could significantly delay the development and manufacture of our products.

If third-party manufacturers of our products fail to devote sufficient time and resources to our concerns, or if their performance is substandard, the commercialization of our products could be delayed or prevented, and this may result in higher costs or deprive us of potential product revenues.

We have limited manufacturing facilities and have not previously commercially manufactured drugs. Although we manufacture clinical trial supplies in-house, we rely on third parties for commercial scale manufacturing. We may also rely on third parties for the manufacturing of certain clinical trial materials. Our reliance on contract manufacturers will expose us to the following risks, any of which could delay or prevent the commercialization of our products, result in higher costs, or deprive us of potential product revenues:

•

Contract manufacturers can encounter difficulties in achieving volume production, quality control and quality assurance, as well as with shortages of qualified personnel. Accordingly, a manufacturer might not be able to manufacture sufficient quantities to meet our clinical trial needs or to commercialize our products.

•

Contract manufacturers are required to undergo a satisfactory current GMPs inspection prior to regulatory approval and are obliged to operate in accordance with FDA, European and other nationally mandated GMPs, which govern manufacturing processes, stability testing, record keeping and quality standards. Any failure of these contract manufacturers to establish and follow GMPs and to document their adherence to such practices may lead to significant delays in the availability of material for clinical

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studies, may delay or prevent filing or approval of marketing applications for our products or result in sanctions being imposed on us.

•

For each of our current product candidates we will initially rely on a limited number of contract manufacturers. Changing these or future manufacturers may be difficult and the number of potential manufacturers is limited. Changing manufacturers generally requires re-validation of the manufacturing processes and procedures in accordance with FDA, European and other nationally mandated GMPs and may require prior regulatory approval. It may be difficult or impossible for us to quickly find replacement manufacturers on acceptable terms, if at all. Such re-validation may be costly and time-consuming and we could suffer delays in advancing our product candidates in clinical trials or in supplying the commercial market with our products.

•

With respect to our once-daily tramadol product, our ability to reach full commercial scale manufacturing depends upon the ability of our commercial scale contract manufacturer to be approved under such GMPs. Reaching full commercial scale has a direct impact on our overall costs of goods, which, in turn, directly affects our operating margins. Any delay in obtaining GMP approval beyond the time we anticipate may have a negative impact on our operating margins and other financial results, as well as our ability to adequately supply the market with our product.

•	Our contract manufacturers may not perform as agreed or may not remain in the contract manufacturing business for the time required to produce, store and distribute our products successfully.

•	Our contract manufacturers may terminate or not renew our agreements based on their own priorities at a time that is costly or inconvenient for us.

Drug manufacturers are subject to ongoing periodic unannounced inspection by the FDA, and corresponding state and foreign agencies, including European agencies and their designees, to ensure strict compliance with GMPs and other government regulations. While we are obligated to audit the performance of third-party contractors, we do not have complete control over our third-party manufacturers’ compliance with these regulations and standards. Failure by either our third-party manufacturers or by us to comply with applicable regulations could result in sanctions being imposed on us, including fines, injunctions, civil penalties, failure of the government to grant review of submissions or market approval of drugs, delays, suspension or withdrawal of approvals, product seizures or recalls, operating restrictions, facility closures and criminal prosecutions, any of which could harm our business.

Under our collaboration and marketing and distribution arrangements, we have committed to supply these third parties with product. In the event that we are unable to fulfill such obligations as a result of a failure of our contract manufacturers, we may be in breach of our obligations under those arrangements.

We rely on third parties to conduct, supervise and monitor our clinical trials, and those third parties may not perform satisfactorily.

We rely on third parties such as contract research organizations, medical institutions and clinical investigators to enrol qualified patients and conduct, supervise and monitor our clinical trials. Our reliance on these third parties for clinical development activities reduces our control over these activities. Our reliance on these third parties, however, does not relieve us of our regulatory responsibilities, including ensuring that our clinical trials are conducted in accordance with GCPs and the investigational plan and protocols contained in an IND or comparable foreign submission. Furthermore, these third parties may also have relationships with other entities, some of which may be our competitors. In addition, they may not complete activities on schedule, or may not conduct our preclinical studies or clinical trials in accordance with regulatory requirements or our trial design. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, our efforts to obtain regulatory approvals for, and commercialize, our product candidates may be delayed or prevented.

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We have no experience in selling, marketing or distributing our products, and we have no internal capability to do so yet.

If we receive regulatory approval to commence commercial sales of any of our product candidates, we will then be required to sell, market and distribute our product candidates. As we currently do not have the capabilities to market our products directly, we must develop our own marketing and sales force with technical expertise and supporting distribution capability. For example, in our licensing and distribution agreement with Purdue, we retained the right to co-promote our once-daily tramadol product to certain medical specialties that focus on the central nervous system and pain. We anticipate building both internal sales and marketing management infrastructure, including the hiring of employees, as well as a sales force to co-promote our once-daily tramadol product should the product receive regulatory approval in the United States. However, we may not successfully establish sales and distribution capabilities on our own.

Our agreements relating to the development and distribution of products may expose us to a number of risks.

We currently have eleven collaboration or distribution agreements relating to the marketing and distribution of our once-daily tramadol product in Europe, the United States, Latin America and the Caribbean. We rely on these agreements because we do not have our own capabilities. We intend to secure additional agreements relating to the marketing and distribution of our once-daily tramadol product and any other product for which we may receive regulatory approval. If we are unable to reach agreements with suitable collaborators and distributors, we may fail to meet our business objectives for the affected product or program. We face, and will continue to face significant competition in seeking appropriate collaborators and distributors. Moreover, collaboration and distribution arrangements are complex and time consuming to negotiate, document and implement. We may not be successful in our efforts to establish and implement collaboration or marketing and distribution arrangements upon satisfactory terms or at all. Reliance on these agreements exposes us to a number of risks, including the following:

•	our collaborators and distributors may not devote sufficient resources to our products or product candidates;

•	disputes may arise with respect to payments that we believe are due under such distribution and collaboration agreements;

•

we may face unwillingness on the part of collaborators and distributors to keep us informed regarding the progress of its development, commercialization or marketing activities, or to permit public disclosure of these activities;

•	our collaborators and distributors may terminate the relationship;

•	disputes may arise in the future with respect to the ownership of rights to technology developed with collaborators;

•

disagreements with collaborators and distributors could delay or terminate the research and development, regulatory approval, commercialization or marketing of product candidates, or result in litigation or arbitration;

•

our collaborators may elect to pursue the development of any additional product candidates and pursue technologies or products either on their own or in collaboration with other parties, including our competitors which technologies or products may be competitive with ours;

•

our collaborators and distributors may pursue higher priority programs or change the focus of their programs, which could affect the collaborator’s and distributor’s commitment to the United States; and

•	our collaborators and distributors may develop or distribute products that compete with our products.

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The occurrence of any of these or other events may delay product development or impair commercialization of our products.

If we are unable to retain key personnel and hire additional qualified personnel, we may not be able to successfully achieve our goals.

We depend on the principal members of our scientific and management staff including our President and Chief Executive Officer, Mr. James Howard-Tripp. The loss of any of these individuals’ services might significantly delay or prevent our achievement of research, development or business objectives. Our employment with Mr. Howard-Tripp is for an indefinite term and can be terminated by him at any time. Except for Mr. Howard-Tripp, we do not maintain key person life insurance on any of these individuals.

Our success depends, in large part, on our ability to continue to attract and retain qualified scientific and management personnel. We face intense competition for such personnel and consultants. We may not be able to attract and retain qualified management and scientific personnel in the future. Also, we must provide training for our growing employee base due to the highly specialized nature of pharmaceutical products.

Further, we expect that our potential expansion into areas and activities requiring additional expertise, such as further clinical trials, governmental approvals, manufacturing, sales and marketing, will place additional requirements on our management, operational and financial resources. We expect these demands will require an increase in the number of management and scientific personnel and the development of additional expertise by existing management personnel. The failure to attract and retain such personnel, or to develop such expertise, could materially adversely affect prospects for our success.

Our current personnel may be inadequate and we may fail to assimilate and train new employees. Highly skilled employees with the education and training that we require, especially employees with significant experience and expertise in drug delivery systems, are in high demand. Once trained, our employees may be hired by our competitors.

We have international operations that expose us to additional business risks.

We have expanded our operations outside of Canada, primarily in Europe, in order to market and distribute our products and may expand further in the future. Any expansion in international markets requires additional resources and management attention and subjects us to new business risks, including the following:

•	different regulatory requirements for approval of our product candidates;

•	dependence on local distributors;

•	longer payment cycles and problems in collecting accounts receivable;

•	adverse changes in trade and tax regulations;

•	the absence or significant lack of legal protection for intellectual property rights;

•	difficulty in managing widespread operations;

•	unfavourable labour regulations;

•	political and economic instability; and

•	currency risks.

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The occurrence of any of these or other factors may cause our international operations not to be successful or otherwise have an adverse effect on our operating results.

We may not be able to successfully acquire and integrate complementary technologies or businesses needed for the development of our business and any acquisitions we make could disrupt our business and harm our financial condition.

We may pursue product or business acquisitions that could complement or expand our business. However, we may not be able to identify appropriate acquisition candidates in the future. If an acquisition candidate is identified, we may not be able to successfully negotiate the terms of any such acquisition or finance such acquisition. Any such acquisition could result in unanticipated costs or liabilities, diversion of management’s attention from our core business, the expenditure of resources and the potential loss of key employees, particularly those of the acquired organizations. In addition, we may not be able to successfully integrate any businesses, products, technologies or personnel that we might acquire in the future, which may harm our business.

To the extent we issue common shares or other rights to finance any acquisition, existing shareholders may be diluted and earnings per share may decrease. They may also result in goodwill and other long-lived assets that are subject to impairment tests, which could result in future impairment charges.

We may incur losses associated with foreign currency fluctuations.

We anticipate that the majority of the revenue from commercialization of our product candidates may be in currencies other than Canadian dollars. Fluctuation in the exchange rate of the Canadian dollar relative to these other currencies could result in us realizing a lower profit margin on sales of our product candidates than we anticipate at the time of entering into commercial agreements. Our financial results will be subject to the impact of currency transactions and translation gains and losses. As we commercialize our products, the functional currency of certain of our subsidiaries may change from the Canadian dollar to the subsidiaries local currency. This could have an impact on our exposure to foreign currency fluctuations. Adverse movements in exchange rates could have a material adverse effect on our financial condition and results of operations.

4.2	Risks Relating to Our Industry

Generic drug manufacturers will increase competition for certain products and may reduce our royalties.

Because our product development strategy involves the reformulation of existing drugs with active ingredients that are off-patent, our products are likely to face competition from generic versions of such drugs. Regulatory approval for generic drugs may be obtained without investing in costly and time-consuming clinical trials. Because of substantially reduced development costs, manufacturers of generic drugs are often able to charge much lower prices for their products than the original developer of a new product. If we face competition from manufacturers of generic drugs on products we may commercialize such as our once-daily tramadol product, the prices at which such products are sold and the revenues we receive may be reduced.

Market acceptance of our products will be limited if users of our products are unable to obtain adequate reimbursement from third-party payors.

Government health administration authorities, private health insurers and other organizations generally provide reimbursement for products like ours, and our commercial success will depend in part on whether

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appropriate reimbursement levels for the cost of our products and related treatments are obtained from government authorities, private health insurers and other organizations, such as health maintenance organizations and managed care organizations. Even if we succeed in bringing any of our products to market, third-party payors may not provide reimbursement in whole or in part for their use.

Significant uncertainty exists as to the reimbursement status of newly approved health care products. Each of our product candidates is intended to replace or alter existing therapies or procedures. These third-party payors may conclude that our products are less safe, less effective or less economical than those existing therapies or procedures. Therefore, third-party payors may not approve our products for reimbursement. We may be required to make substantial pricing concessions in order to gain access to formularies of large managed-care organizations. If third-party payors do not approve our products for reimbursement or fail to reimburse them adequately, sales will suffer as some physicians or their patients may opt for a competing product that is approved for reimbursement or is adequately reimbursed. Even if third-party payors make reimbursement available, these payors’ reimbursement policies may adversely affect our ability and our potential distributors’ and collaborators’ ability to sell our products on a profitable basis.

If we are unable to obtain adequate reimbursement from governments or third-party payors for any product that we may develop or to obtain acceptable prices for such product, our revenues and prospects for profitability will suffer.

Our revenues and profits will depend heavily upon the availability of adequate reimbursement for the use of our approved product candidates from governmental and other third-party payors, both in the United States and in other markets. Reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor’s determination that use of a product is:

•	a covered benefit under its health plan;

•	safe, effective and medically necessary;

•	appropriate for the specific patient;

•	cost-effective; and

•	neither experimental nor investigational.

Obtaining reimbursement approval for a product from each government or other third-party payor is a time consuming and costly process that could require us to provide supporting scientific, clinical and cost-effectiveness data for the use of our products to each payor. We may not be able to provide data sufficient to gain acceptance with respect to reimbursement. Even when a payor determines that a product is eligible for reimbursement, the payor may impose coverage limitations that preclude payment for some uses that are approved by the FDA or comparable authorities. In addition, there is a risk that full reimbursement may not be available for high priced products. Moreover, eligibility for coverage does not imply that any product will be reimbursed in all cases or at a rate that allows us to make a profit or even cover our costs. Interim payments for new products, if applicable, may also not be sufficient to cover our costs and may not be made permanent. A trend in the United States healthcare industry and elsewhere is cost containment. We expect recent changes in the Medicare program and increasing emphasis on managed care to continue to put pressure on pharmaceutical product pricing.

Governments outside the United States tend to impose strict price controls, which may adversely affect our revenues, if any.

In some countries, particularly the countries of the EEA, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can

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take considerable time and delay the placing on the market of a product. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidate to other available therapies. If reimbursement of our product is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business could be adversely affected.

We are subject to the risk of product liability claims, for which we may not have or will not be able to obtain adequate insurance coverage.

Drugs involve the risk of product liability claims and associated adverse publicity. For products on the market, such as once-daily tramadol, claims might be made directly by patients, healthcare providers or pharmaceutical companies or others selling our products. There are also risks related to participants in our clinical trials, who may suffer unintended consequences. We may not have or be able to obtain or maintain sufficient and affordable insurance coverage. Also, our warranty recourses, if any, against third party manufacturers of our products may be limited or unavailable. Furthermore, product liability claims, regardless of their merits, could be costly and divert our management’s attention from other business concerns, or adversely affect our reputation and the demand for our products.

Our products involve the use of hazardous materials, and as a result we are exposed to potential liability claims and to costs associated with complying with laws regulating hazardous waste.

Our research and development activities involve the use of hazardous materials, including chemicals and biological materials, and are subject to Canadian federal, provincial and local laws and regulations governing the use, manufacture, storage, handling and disposal of hazardous materials and waste products. However, accidental injury or contamination from these materials may occur. In the event of an accident, we could be held liable for any damages, which could exceed our available financial resources. In addition, we may be required to incur significant costs to comply with environmental laws and regulations in the future.

4.3	Risks Related to Ownership of Our Common Shares

Our share price has been volatile, and the price of our common shares could decline.

Our valuation and share price since the beginning of trading after our initial public offering in Canada have had no meaningful relationship to current or historical financial results, asset values, book value or many other criteria based on conventional measures of the value of common shares. For example, over the two-year period ending December 31, 2006, the trading price of our common shares on the TSX varied between $2.50 and $10.95, and from May 2006 to December 2006, the trading price of our common shares on NASDAQ varied between US$ 4.76 and US$ 9.92.

The market price of our common shares will fluctuate due to various factors including:

•	clinical and regulatory developments regarding our product candidates;

•	developments regarding current, potential or future third-party distributors or collaborators;

•	announcements by us or our competitors regarding technological, product development or other matters;

•	government regulatory action affecting our product candidates and our competitors’ products in the United States, Europe and other countries;

•	additions or departures of key personnel;

•	developments or disputes concerning our or third-party intellectual proprietary rights;

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•	actual or anticipated fluctuations in our revenues or expenses;

•	deviations in our operating results from the estimates of securities analysts;

•	timing and receipt of milestone payments from distributors or collaborators;

•	general market conditions and fluctuations in the biotechnology or pharmaceutical industry market sectors; and

•	economic conditions and political factors in the United States, Europe, Canada or abroad.

In the past, when the market price of a stock has been volatile, holders of that stock have often instituted securities class action litigation against that company. If any of our shareholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. The lawsuit could also divert the time and attention of our management.

Future issuances of common shares by us or sales by our existing shareholders may cause our stock price to fall.

The market price of our common shares could decline as a result of issuances by us or sales by our existing shareholders of common shares in the market, or the perception that these sales could occur. Sales by shareholders might also make it more difficult for us to sell equity securities at a time and price that we deem appropriate.

We have never paid dividends on our common shares, and we do not anticipate paying any cash dividends in the foreseeable future.

We have paid no cash dividends on any of our common shares to date and we currently intend to retain our future earnings, if any, to fund the development and growth of our business. Moreover, our Senior Loan and Security Agreement with Hercules imposes restrictions on our ability to declare and pay dividends. In addition, the terms of any future debt or credit facility may preclude us from paying these dividends.

We may be a passive foreign investment company for U.S. tax purposes which may negatively affect U.S. investors.

For U.S. federal income taxation purposes, we will be a passive foreign investment company, or PFIC, if in any taxable year either: (a) 75% or more of our gross income consists of passive income; or (b) 50% or more of the value of our assets is attributable to assets that produce, or are held for the production of, passive income. Based on our current income, assets and activities, we may be a PFIC. If we are a PFIC for any taxable year during which a U.S. person owns, directly or indirectly, any of our common shares, the U.S. person will be subject to special U.S. federal income tax rules, set forth in Sections 1291 to 1297 of the United States Internal Revenue Code of 1986, as amended, or the Code, with respect to all of such U.S. person’s common shares, for that year and all subsequent years in which they are held by that person. Gain realized by a U.S. investor from the sale of PFIC shares is taxed as ordinary income, as opposed to capital gain, and subject to an interest charge unless the U.S. person has timely certain tax elections. The PFIC rules are extremely complex. For more information on these rules, see “Certain United States Federal Income Tax Considerations” included in our Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission. A U.S. person is encouraged to consult his or her U.S. tax advisor before making an investment in our shares.

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As a foreign private issuer in the United States, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our shareholders.

As a foreign private issuer under U.S. securities laws we are not required to comply with all the periodic disclosure requirements of the Securities Exchange Act of 1934 and therefore there may be less publicly available information about us than if we were a U.S. domestic issuer. In addition, our officers, directors, and principal shareholders are exempt from the “real time” reporting and “short swing” profit recovery provisions of Section 16 of the Securities Exchange Act of 1934 and the rules thereunder. Under the Section 16 reporting rules, these persons are generally required to file on EDGAR reports of transactions involving our common shares within two business days of such transaction. Under Canadian rules, our officers, directors and principal shareholders are generally required to file on SEDI (www.sedi.ca) reports of transactions involving our common shares within ten days of such transaction. Therefore, our shareholders may not know when our officers, directors and principal shareholders purchase or sell our common shares as timely as they would if we were a U.S. domestic issuer.

5.	DESCRIPTION OF CAPITAL STRUCTURE

Our authorized share capital currently consists of an unlimited number of common shares, without par value, and an unlimited number of preferred shares, no par value and issuable in series, of which 56,782,963 common shares and no preferred shares were outstanding as of February 26, 2007.

The following is a brief description of our common shares and preferred shares.

5.1	Common Shares

The common shares rank junior to the preferred shares with respect to the payment of dividends, return of capital and distribution of assets in the event of our liquidation, dissolution or winding-up. The holders of outstanding common shares are entitled to receive dividends on a share-for-share basis out of the assets legally available for that purpose at such times and in such amounts as our board of directors may determine. The common shares carry one vote per share. There is no cumulative voting. The holders of common shares are entitled to receive notice of any of the meetings of shareholders and to attend and vote at all such meetings as a single class on all matters to be voted on by the shareholders, except a meeting where only the holders of shares of a class or of a particular series are entitled to vote separately. The common shares are not redeemable nor retractable. The holders of common shares have no preemptive rights. Upon our liquidation, dissolution or winding-up, the holders of common shares shall be entitled to participate equally, on a share-for-share basis, in the remaining property and assets available for distribution to such holders.

5.2	Preferred Shares

The preferred shares are issuable, from time to time, in one or more series, as determined by our board of directors. The preferred shares, if issued, rank prior to the common shares with respect to the payment of dividends and the distribution of assets in the event of our dissolution or liquidation or the distribution of all or part of our assets among the shareholders for an amount equal to the value of the consideration paid in respect of such outstanding shares, as credited to our issued and paid-up capital account, grossed up by the declared and unpaid dividends. Subject to the provisions of the Companies Act (Québec), the preferred shares do not carry voting rights.

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5.3	Dividends

We have never declared or paid cash dividends on our common shares and do not anticipate paying any cash dividends on our common shares in the foreseeable future. We presently intend to retain future earnings, if any, to finance the expansion and growth of our business. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements and other factors the board of directors deems relevant. Moreover, our Senior Loan and Security Agreement with Hercules imposes restrictions on our ability to declare and pay dividends. In addition, the terms of any future debt or credit facility may preclude us from paying dividends.

6.	MARKET FOR SECURITIES

We completed our initial public offering of common shares in June 1996. Our common shares are currently listed and posted for trading on the TSX under the symbol “DDS” and on the NASDAQ under the symbol “DDSS”.

6.1	Trading Prices and Volumes

The following table sets forth the reported high and low sale prices and the aggregate monthly volume of trading of the common shares listed for trading on the TSX and on the NASDAQ for the 2006 fiscal year. The prices listed below are in Canadian dollars for trading on the TSX and in US dollars for trading on the NASDAQ:

MONTH 2006	Canadian Dollars (TSX)		U.S. Dollars (NASDAQ)		Trading Volume (TSX)	Trading Volume (NASDAQ)
	HIGH	LOW	HIGH	LOW
December	$6.99	$6.50	$6.08	$5.62	2,671,200	4,135,581
November	$7.26	$5.45	$6.30	$4.81	5,501,100	5,208,197
October	$6.39	$5.40	$5.70	$4.76	6,185,100	8,229,472
September	$8.85	$6.09	$7.97	$5.42	11,943,800	8,960,465
August	$8.35	$6.61	$7.52	$5.82	6,546,700	2,911,193
July	$8.85	$6.75	$7.93	$5.96	5,861,100	1,304,575
June	$10.03	$7.85	$9.29	$7.04	4,680,200	1,651,410
May	$10.95	$9.52	$9.92	$7.13	6,070,600	3,244,632
April	$10.20	$7.80	—	—	8,373,400	—
March	$8.77	$7.12	—	—	9,161,100	—
February	$9.45	$7.70	—	—	8,335,000	—
January	$9.75	$6.79	—	—	10,533,400	—

7.	DIRECTORS AND OFFICERS

7.1	Directors

The name of each director, the year in which each person first became a director of the Company, the director’s principal occupation and the number of common shares which each director directly or indirectly

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held as beneficial owner or over which she or he exercised control or direction as at February 26, 2007 are provided in the table below:

Name and Residence	Director Since	Principal Occupation	Number of Shares of the Company Held Directly or Indirectly as Beneficial Owner
Santo J. Costa(C) North Carolina, United States	2006	Of Counsel, Williams Mullen Maupin Taylor (law firm)	—

James R. Howard-Tripp(C) Ontario, Canada	1999	President and Chief Executive Officer, Labopharm Inc.	149,800

Richard J. MacKay(A) (C) Québec, Canada	1995	President and Chief Executive Officer, Stiefel Canada Inc. (international pharmaceutical company)	135,971

Anthony C. Playle Little Missenden, United Kingdom	2001	President, ACPharma Limited (consulting firm specializing in the pharmaceutical industry) and Managing Director of Labopharm Europe Limited	15,000

Frédéric Porte(B) Québec, Canada	1998	President, Medipress Management Inc. (strategic and financial planning company in the health-care sector)	55,000

Jacques L. Roy(A) (B) Québec, Canada	2001	Consultant	—	(1)

James S. Scibetta(B) New Jersey, United States	2001	Chief Financial Officer, Bioenvision, Inc. (publicly traded biopharmaceutical company)	15,000

Julia R. Brown(A) California, United States	2006	Strategic Advisor to the Life Science Industry	—

(A)	Member of the Compensation Committee.
(B)	Member of the Audit Committee.
(C)	Member of the Corporate Governance and Nominating Committee.
(1)	Mr. Roy is the nominee of Fonds de solidarité des travailleurs du Québec (F.T.Q.), or FSTQ, pursuant to an agreement detailed below in section 8. As of February 23, 2007, FSTQ held 5,134,671 common shares.

During the past five years, all of the above-mentioned directors have held the principal occupations shown above, except for: (i) Mr. Jacques L. Roy, who was Investment Director, Life Sciences with FSTQ from May 2002 to April 2005 and Vice-President, Finance and Corporate Development with Omega Laboratories Limited from July 2005 to February 2007; (ii) Ms. Julia R. Brown, who was Executive Vice-President with Amylin Pharmaceuticals, Inc. from June 2000 to July 2003; and (iii) Mr. James S. Scibetta, who was Executive Vice-President and Chief Financial Officer with Merrimack Pharmaceuticals, Inc. from September 2001 to November 2006.

Each director will hold office until the close of our next annual meeting of shareholders unless he resigns or his position becomes vacant by death, removal or otherwise prior to such meeting.

In connection with his functions at FSTQ, Mr. Jacques L. Roy was elected director of LBL SkySystems Corporation (“LBL”) on February 6, 2003. On September 27, 2005, LBL was declared bankrupt pursuant to the Bankruptcy and Insolvency Act (Canada). Mr. Santo J. Costa was the non-executive chairman of the board of Argomed, Inc., a privately held company, until he resigned from such position on August 2, 2002. On the day Mr. Costa resigned from his position, Argomed, Inc. filed for bankruptcy under the laws of the United States. Mr. Frédéric Porte was elected director of Avance Pharma Inc. in October 2004 and resigned from such position in January 2005. In June 2005, Avance Pharma Inc. instituted proceedings under the Companies’ Creditors Arrangement Act (Canada).

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7.2	Officers

Officers hold their offices until the meeting of the Board of Directors following the annual meeting of the shareholders of the Company following their nomination or until their successors are appointed.

The name of each officer, the year in which each officer first became an officer of the Company and the principal occupation of each person are provided in the following table:

Name and municipality of residence	Officer with Labopharm since	Position
James R. Howard-Tripp Burlington, Canada	2000	President and Chief Executive Officer

Mark D’Souza Beaconsfield, Canada	2006	Chef Financial Officer

Sylvie Bouchard Pierrefonds, Canada	2001	Vice-President, Clinical Development and Regulatory Affairs

Lynda P.S. Covello Toronto, Canada	2005	General Counsel and Corporate Secretary and Assistant Corporate Secretary of Labopharm Europe

Anthony C. Playle Little Missenden, United Kingdom	2001	Managing Director of Labopharm Europe

Mary Anne Heino Pennington, United States	2007	Vice-President, Sales and Marketing and President of Labopharm USA

Uwe Erbrich Beaconsfield, Canada	2006	Vice-President, Global Quality Assurance

Damon Smith Montréal, Canada	2002	Vice-President, Research and Development

During the past five years, all of the above-mentioned officers have held the principal occupations shown above, except for: (i) Ms. Lynda P.S. Covello, who was a partner in the law firm of Margolis Covello, LLP from March 2000 to December 2004, and merged her practice with the law firm of Sim, Hughes, Ashton and McKay LLP (now Sim, Lowman, Ashton and McKay) in January 2005, where she practised law until November 2005; (ii) Mr. Mark D’Souza, who was Senior Vice-President and Chief Financial Officer with Quebecor World Europe SA from August 2000 to April 2002, Vice-President and Treasurer with Quebecor Media Inc. from April 2002 to September 2005, Vice-President, Finance with Quebecor Media Inc. from September 2005 to September 2006 and Vice-President and Treasurer with Quebecor Inc. from April 2002 to September 2006; (iii) Ms. Mary Anne Heino, who held the following executive positions with Centocor, Inc., a subsidiary of Johnson & Johnson: Executive Director Customer Relationship Management from August 2001 to August 2002 , Vice-President, Sales from September 2002 to November 2004 and Vice-President, Strategic Planning, Competitive Intelligence and Market Research from December 2004 to February 2007; and (iv) Dr. Uwe Erbrich, who was Director of Corporate Quality Assurance with Serono S.A. in Switzerland (now Merck Serono S.A.) from February 1998 to September 2002, Vice-President of Quality Assurance with DSM Biologics Inc. from January 2003 to October 2004, Vice-President Quality Assurance with Accucaps Industries Ltd. from May 2005 to October 2005, and Global Head of Quality with Labopharm Inc. from October 2005 to May 2006.

As of February 26, 2007, the directors and officers of the Company collectively exercised control over 401,771 common shares, representing approximately 0.71% of all of the issued and outstanding common shares as of such date.

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8.	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as described below, we are not aware that any of our directors, officers, other insiders or any persons associated with or otherwise related to any of the foregoing has had an interest in any material transaction carried out since the beginning of our most recently completed financial year or in any proposed transaction which has materially affected or is likely to materially affect us or any of our subsidiaries.

In May 2001, we entered into a shareholders’ agreement with FSTQ. In accordance with this agreement:

•	as long as FSTQ holds 5% or more of our issued and outstanding common shares, FSTQ has the right to designate two nominees to serve as a director on our board of directors; and

•	as long as FSTQ holds less than 5% but at least 1% of our issued and outstanding common shares, FSTQ has the right to designate one nominee to serve as a director on our board of directors.

The agreement will terminate when FSTQ ceases to hold at least 1% of our issued and outstanding common shares. As at February 23, 2007, to our knowledge, FSTQ held 5,134,671 common shares, representing approximately 9.04% of our common shares then issued and outstanding. FSTQ nominated our current director, Mr. Jacques L. Roy.

We have entered into a consulting services agreement with ACPharma Ltd., a company controlled by Anthony C. Playle, who is a member of our board of directors and Managing Director of Labopharm Europe Limited. The fees paid by us to ACPharma Ltd. were $322,163 in 2006, $324,768 in 2005 and $318,840 in 2004.

9.	LEGAL PROCEEDINGS

On February 7, 2005, Université de Montréal and Université du Québec à Montréal commenced an action against us claiming non payment of outstanding royalties owed by us with respect to the commercialization of a technology we purchased in 1994 and any improvements and additions thereto. A description of this litigation is set forth in “ — Intellectual Property.” In December 2006, after having received an approvable letter from the FDA for our once-daily tramadol product, indicating that it is approvable subject to the resolution of certain issues, we appealed the action taken by the FDA in its approvable letter utilizing the FDA’s internal Formal Dispute Resolution process. Other than this, we are not involved in any legal or arbitration proceedings that are material to our operations nor do we know of any material threatened or contemplated proceedings against us.

10.	INTERESTS OF EXPERTS

The Consolidated Financial Statements of the Company for the year ended December 31, 2006 included in the Company’s Annual Report filed under National Instrument 51-102—Continuous Disclosure Obligations, portions of which are incorporated by reference in this AIF, have been audited by Ernst & Young LLP. Ernst & Young LLP, Chartered Accountants, Montréal, Québec, is the external auditor who prepared the Auditors’ Report to Shareholders. Ernst & Young LLP is independent with respect to the Company within the meaning of the Code of Ethics of the Ordre des Comptables agréés du Québec. Ernst & Young LLP is also independent with respect to the Company within the meaning of the United States federal securities laws and the rules and regulations thereunder, including the independence rules adopted by the Securities and Exchange Commission pursuant to the Sarbanes-Oxley Act of 2002 and Rule 3600T of the Public Company Accounting Oversight Board, which designates as interim independence standards Rule 101 of the

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American Institute of Certified Public Accountants’ Code of Professional Conduct and Standards Nos. 1, 2 and 3 of the Independence Standards Board.

11.	TRANSFER AGENTS AND REGISTRARS

The transfer agent and registrar for our common shares in Canada is Computershare Trust Company of Canada, at its principal offices in Montreal and Toronto and in the United States, it is Computershare Trust Company N.A., at its principal office in Golden, Colorado.

12.	AUDIT COMMITTEE DISCLOSURE

Multilateral Instrument 52-110 – Audit Committees (including Form 52-110F1 – Audit Committee Information Required in an AIF) requires issuers to disclose certain information in their annual information forms with respect to the existence, charter, composition, and education and experience of the members of, their audit committees, as well as all fees paid to their external auditors. Our audit committee’s charter is attached as Schedule A to this Annual Information Form (and also available on our website at www.labopharm.com), and the other required disclosure regarding the audit committee referred to above will be set out in our information circular prepared in connection with our annual and special meeting of shareholders to be held on May 9, 2007 under the heading, “Audit Committee Disclosure”, and the language under such heading is incorporated by reference into this Annual Information Form. Our information circular will be available on SEDAR at www.sedar.com.

13.	ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov as well as on our website at www.labopharm.com.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of our securities and securities authorized for issuance under equity compensation plans, if applicable, will be contained in our information circular prepared in respect of our annual and special meeting of the shareholders to be held on May 9, 2007. Additional financial information is provided in our financial statements and Management’s Discussion & Analysis for our most recently completed financial year.

14.	FORWARD-LOOKING STATEMENTS

Certain statements in this document are forward-looking and prospective. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. Forward-looking statements involve known and unknown risks and uncertainties, which may cause our actual results in future periods to differ materially from forecasted results. Those risks include, among others, statements about:

•	our plans to develop and commercialize product candidates and the timing of these development programs;

•	whether we will receive, and the timing and costs of obtaining, regulatory approvals;

•	clinical development of our product candidates, including the results of current and future clinical trials;

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•	the benefits of our drug delivery technologies and product candidates as compared to others;

•	our ability to maintain and establish intellectual property rights in our drug delivery technologies and product candidates;

•	our need for additional financing and our estimates regarding our capital requirements and future revenues and profitability;

•	our estimates of the size of the potential markets for our product candidates;

•	our selection and licensing of product candidates;

•	our ability to attract distributors and collaborators with acceptable development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts;

•

sources of revenues and anticipated revenues, including contributions from distributors and collaborators, product sales, license agreements and other collaborative efforts for the development and commercialization of product candidates;

•	our ability to create an effective direct sales and marketing infrastructure for products we elect to market and sell directly;

•	the rate and degree of market acceptance of our products;

•	the timing and amount of reimbursement for our products;

•	the success and pricing of other competing therapies that may become available;

•	our ability to retain and hire qualified employees; and

•	the manufacturing capacity of third-party manufacturers for our product candidates.

In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “could,” “would,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “project,” “predict,” “intend,” “potential,” “continue” and similar expressions intended to identify forward-looking statements. Forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these risks and uncertainties, the forward-looking events and circumstances discussed in this annual information form may not transpire, and you should not place undue reliance on these forward-looking statements. We discuss many of these risks in greater detail under the heading “Risk Factors.” Also, these forward-looking statements represent our estimates and assumptions only as of the date of this annual information form. We undertake no obligation and do not intend to update or revise these forward-looking statements, unless required by law. We qualify all of the information presented in this annual information form, and particularly our forward-looking statements, with these cautionary statements.

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SCHEDULE A – CHARTER OF THE AUDIT COMMITTEE

I.	PURPOSE

The Audit Committee (the “Committee”) of Labopharm inc. (the “Company”) is a committee of the Board of Directors which has responsibility to review the financial statements, accounting policies and reporting procedures of the Company.

This Charter of the Committee has been established and adopted by the Board of Directors in order to provide appropriate guidance to the Committee members as to their duties. This Charter complements Section 8 of By-law No. One of the Company which deals with the constitution of committees and procedural rules at their meetings. The primary function of the Committee is to oversee the accounting and financial reporting processes of the Company and the audits of the financial statements of the Company, including the review and oversight of: the financial reports and other financial information provided by the Company to any governmental body or the public; the Company’s systems of internal controls regarding finance, accounting, and legal compliance that management and the Board have established; and the Company’s auditing, accounting and financial reporting processes generally. Consistent with this function, the Committee should encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures and practices at all levels.

The Committee’s primary duties and responsibilities are to:

•	Serve as an independent and objective party to monitor the Company’s financial reporting process and the system of internal controls.

•	Monitor the independence and performance of the Company’s external auditors and the internal auditing department (when established).

•	Provide an open avenue of communication among the independent auditors, financial and senior management, the internal auditing department and the Board of Directors.

•	In performing its functions, the Committee may retain at the expense of the Company financial advisors, legal counsel and such other advisors as it deems necessary.

II.	COMPOSITION

The Committee shall be comprised of three or more directors, each of whom shall meet the independence and audit committee composition requirements promulgated by the Securities and Exchange Commission of the United States (the “SEC”), the National Association of Securities Dealers, The Ontario Securities Commission, The Autorité des Marchés Financiers, any exchange upon which securities of the Company are traded, or any governmental or regulatory body exercising authority over the Company (each a “Regulatory Body” and collectively, the “Regulatory Bodies”), as in effect from time to time.

All members of the Committee shall have a working familiarity with basic finance and accounting practices, and at least one member of the Committee shall have accounting or related financial management expertise. Committee members may enhance their familiarity with finance and accounting by participating in educational programs conducted by the Company or an outside consultant.

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III.	MEETINGS

The Committee may invite such other persons to its meetings, as it deems necessary. The Controller and external auditors should be invited to make presentations to the Committee as appropriate.

IV.	RESPONSIBILITIES AND DUTIES

To fulfill its responsibilities and duties the Committee shall:

Documents/ Reports Review

•

Review with representatives of management and representatives of the independent auditors the Company’s interim quarterly financial statements and the annual audited financial statements prior to their filing, and the related press release of the Company and shall report thereon to the Board of Directors.

•

Satisfy itself, on behalf of the Board of Directors, that the Company’s quarterly and annual audited financial statements are fairly presented in accordance with generally accepted accounting principles and shall recommend to the Board of Directors whether the quarterly and annual financial statements should be approved and included in the filings required by the Regulatory Bodies.

•

Satisfy itself, on behalf of the Board of Directors, that the information contained in the Company’s quarterly financial statements, Annual Report to Shareholders and other financial publications, such as Management’s Discussion and Analysis (MD&A), the Annual Information Form (AIF) (and similar documentation required by the Regulatory Bodies) and the information contained in a prospectus or registration statement does not contain any untrue statement of any material fact or omit to state a material fact that is required or necessary to make a statement not misleading, in light of the circumstances under which it was made.

•	Review material financial reports or other financial information of the Company submitted to any Regulatory Body, or the public.

•	Have the right:

–	to inspect all the books and records of the Company and its subsidiaries;

–	to discuss such accounts and records and any matters relating to the financial position o of the Company with the officers and auditors of the Company and its subsidiaries; and

–	to engage advisors, including to commission reports or supplemental information relating thereto; and any member of the Committee may require the auditors to attend any or every meeting of the Committee.

•

Review such matters and questions relating to the financial position of the Company and its affiliates or the reporting related thereto as the Board of Directors may from time to time refer to the Committee.

•	Together with the Board of Directors, review, assess the adequacy of this Charter periodically, at least annually, as conditions dictate, and update this Charter if and when appropriate.

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Independent Auditors

•

Recommend to the Board of Directors the appointment, compensation, retention (including the authority not to retain or to terminate) and oversight of any independent auditor engaged by the Company for the purpose of preparing or issuing an audit report or related work. The Board of Directors shall then put the selection of independent auditors to the vote of the Company’s shareholders.

•	Recommend to the Board of Directors the funding necessary for compensation of any independent auditor and advise the Board of Directors of anticipated funding needs of the Committee.

•

Satisfy itself, on behalf of the Board of Directors, that the Company’s auditors are “independent” of management and that they are ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders, within the meaning given to such term in the rules and pronouncements of the Regulatory Bodies. Obtain from the independent auditors, at least annually, a formal written statement delineating all relationships between the independent auditors and the Company.

•

Approve in advance any and all audit and non-audit assignments awarded to independent auditors and adopt and implement policies for such pre-approval and review all remuneration paid to independent auditors, including for such additional audit and non-audit services; to the extent necessary, any member of the Committee, acting independently, shall be authorized to approve in advance any and all audit and non-audit assignments awarded to independent auditors.

•	Review the performance and the remuneration of the independent auditors and recommend to the Board of Directors the discharge of the independent auditors when circumstances warrant.

•

Satisfy itself, on behalf of the Board of Directors, that the audit function has been effectively carried out and that any matter which the independent auditors wish to bring to the attention of the Board of Directors has been addressed and that there are no “unresolved differences” with the auditors. Be directly responsible for the resolution of any disagreements between management and the independent auditors regarding financial reporting matters.

Financial Reporting Processes and Risk Management

•

Review the audit plan of the independent auditors for the current year, review the integration of the external audit with the internal control program and review advice from the external auditors relating to management and internal controls and the Company’s responses to the suggestions made therein.

•

Monitor the Company’s internal accounting controls, informational gathering systems and management reporting on internal control. In connection with fulfilling this responsibility, the Committee shall receive a report on at least an annual basis from the Company’s chief executive officer and chief financial officer in connection with the such officers’ evaluation of internal control over financing reporting as to (1) all significant deficiencies and material weaknesses in the design and operation of internal control over financial reporting which are

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reasonably likely to adversely affect the Company’s ability to record, process, summarize, and report financial information; and (2) any fraud of which they are aware, whether or not material, that involves a member of management or other employees who have a significant role in the Company’s internal control over financial reporting. The Committee shall direct the actions to be taken and/or make recommendations to the Board of Directors of actions to be taken to the extent such disclosure indicates the finding of any significant deficiencies in internal control over financial reporting or fraud.

•

Review with management and the auditors the relevance and appropriateness of the Company’s accounting principles and policies and the Company’s internal control over financial reporting and review and approve all significant changes to such policies.

•

Obtain annually from the independent auditors, in connection with an audit report and prior to the filing of such audit report, a report presenting the adequacy of the internal audit and financial controls, specifically including (1) critical accounting policies and practices to be used, (2) all material alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, the ramifications of the use of these alternatives and the treatment preferred by the independent auditors, and (3) material communications between management and the independent auditor.

•

Satisfy itself, on behalf of the Board of Directors, that the Company has implemented appropriate systems of internal control over financial reporting and monitor the annual review and evaluation by management of internal control over financial reporting. The Committee shall also satisfy itself that the Company has implemented appropriate systems of internal control over the safeguarding of the Company’s assets and other “risk management” functions (including the identification of significant risks and the establishment of appropriate procedures to manage those risks and the monitoring of corporate performance in light of applicable risks) affecting the Company’s assets, management, financial and business operations and the health and safety of its employees and that these are operating effectively; make appropriate recommendations to the Board of Directors in connection with the foregoing.

•	Review and approve the Company’s Investment and Treasury policies and monitor compliance with such policies.

•

Review and approve all related party transactions for potential conflict of interest situations on an ongoing basis. “Related party transactions” shall refer to transactions required to be disclosed pursuant to applicable securities regulations and stock exchange regulations or policies.

Legal and Regulatory Compliance

•	The Committee has authority to engage outside advisors as it determines necessary to carry out its duties.

•

Determine funding necessary for ordinary administrative expenses of the Committee and for compensation of any outside advisors to be engaged by the Committee and notify the Company of anticipated funding needs of the Committee.

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•	Satisfy itself, on behalf of the Board of Directors, that all material statutory deductions have been withheld by the Company and remitted to the appropriate authorities.

•	Review, with the Company’s principal external counsel, legal and regulatory matters that could have a material impact on the Company’s financial statements.

•	Satisfy itself, on behalf of the Board of Directors, that all regulatory compliance issues have been identified and addressed and identifying those that require further work.

•	Establish procedures for:

(a)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters;

(b)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters (commonly referred to as the “Whistleblowing Policy”); and

(c)	any other material matter.

•

Cause the chief executive officer to investigate any allegations that any officer or director of the Company, or any other person acting under the direction of any such person, took any action to fraudulently influence, coerce, manipulate, or mislead any independent public or certified accountant engaged in the performance of an audit of the financial statements of the Company for the purpose of rendering such financial statements materially misleading and, if such allegations prove to be correct, take or recommend to the Board of Directors appropriate disciplinary action. Notwithstanding the foregoing, if the person in question is the chief executive officer, the investigation shall be undertaken by the Committee.

Budgets

•	Assist the Board of Directors in the review and approval of operational, capital and other budgets proposed by management.

General

•	Perform any other activities consistent with this Charter, the Company’s By-laws and governing law, as the Committee or the Board of Directors deems necessary or appropriate.

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